THE Middleton
DOLL COMPANY

April 2008

Dear Fellow Shareholder:

On behalf of the Board of Directors and management of The Middleton Doll Company, we cordially invite you to attend our Annual Meeting of Shareholders at 10:00 a.m. on Thursday, June 5, 2008. The meeting will be held at our headquarters in the offices of our License Products subsidiary, which does business as FirsTime Manufactory. FirsTime Manufactory is located at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement discuss the business to be conducted at the meeting. A copy of our Annual Report on Form 10-KSB is also included in this booklet. We encourage you to read the accompanying Notice and Proxy Statement and our Annual Report on Form 10-KSB.

You are invited to attend the meeting in person. **Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it in the accompanying postage-paid envelope as promptly as possible.** This will ensure that your shares are represented at the meeting.

Sincerely,

Salvatore L. Bando
President and Chief Executive Officer

THE Middleton DOLL COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2008

TO THE SHAREHOLDERS OF THE MIDDLETON DOLL COMPANY

Notice is hereby given that the Annual Meeting of Shareholders of The Middleton Doll Company will be held at License Products, Inc., N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188, on Thursday, June 5, 2008 at 10:00 a.m., for the purpose of considering and voting upon the following matters:

1. To elect six (6) directors, two (2) of whom will be elected by holders of the Preferred Stock, to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. To ratify or reject the selection of Virchow, Krause & Company, LLP as the independent registered public accounting firm to audit the financial statements for the year ending December 31, 2008; and

3. To consider and act upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors is not aware of any other business to come before the meeting. Shareholders of record at the close of business on April 22, 2008, are the shareholders entitled to vote at the meeting and any adjournments or postponements thereof.

We are enclosing a proxy for the annual meeting and a proxy statement. **Your vote is important no matter how large or small your holdings may be. To assure your representation at the meeting, please date the enclosed proxy, which is solicited by the Board of Directors, sign exactly as your name appears on the proxy and return the proxy immediately.**

The prompt return of proxies will save us the expense of further requests for proxies to ensure a quorum at the meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if the envelope is mailed within the United States.

By Order of the Board of Directors

Salvatore L. Bando
President and Chief Executive Officer

Waukesha, Wisconsin
April 29, 2008

THE *Middleton*
DOLL COMPANY

N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, Wisconsin 53188

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 5, 2008

We are providing this proxy statement to you in connection with the solicitation of proxies on behalf of our Board of Directors. The proxies will be used at the annual meeting of shareholders, which will be held at License Products, Inc., N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188, on Thursday, June 5, 2008 at 10:00 a.m., and all adjournments or postponements thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

VOTING RIGHTS AND PROXY INFORMATION

This proxy statement and the enclosed form of proxy are being mailed to you on or about April 29, 2008. Execution of a proxy given in response to this solicitation will not affect your right to attend the annual meeting and vote in person. Presence at the annual meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. You may revoke your proxy at any time before it is exercised by giving notice to us in writing or in open meeting.

All shares of Common Stock and Preferred Stock represented at the meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at the meeting in accordance with the instructions thereon. The shares represented by executed but unmarked proxies will be voted FOR the persons nominated for election as directors, FOR the ratification of the selection of Virchow, Krause & Company, LLP as the independent registered public accounting firm (referred to in this proxy statement as the independent auditors) to audit the financial statements for the year ending December 31, 2008, and, on such other business or matters which may properly come before the annual meeting, in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

A majority of the shares of Common Stock, 6-2/3 cents par value, and the Series A Adjustable Rate Cumulative Preferred Stock, $.01 par value, as one class, present in person or represented by proxy and entitled to vote, shall constitute a quorum for purposes of the meeting. Abstentions and broker non-votes will be counted for purposes of determining a quorum but will not affect the vote required for approval of the election of directors or the ratification of the selection of the independent auditors. Other than the election of directors and the ratification of the selection of the independent auditors, management has no knowledge of any matters to be presented for action by the shareholders at the annual meeting.

Only holders of record of Common Stock and Preferred Stock at the close of business on April 22, 2008, are entitled to vote at the annual meeting and at any adjournments or postponements thereof. Holders of Preferred Stock are entitled to vote, as a separate voting class, for the election of two (2) directors. In addition to a quorum of the shares of Common Stock and Preferred Stock, as one class, a separate quorum representing a majority of the shares of Preferred Stock is necessary in connection with the voting for such directors. In addition, holders of Preferred Stock are entitled to vote with holders of Common Stock, as one voting class, for the election of the remaining four (4) directors, and for the ratification of the selection of the independent auditors.

On April 22, 2008, we had outstanding and entitled to vote 3,824,811 shares of Common Stock and 375,790 shares of Preferred Stock. Restricted stock awards, whether vested or unvested, are included in shares outstanding. The record holder of each outstanding share of Common Stock and Preferred Stock is entitled to one vote.

The Board would like to have all shareholders represented at the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it in the accompanying postage paid return envelope as promptly as possible. A proxy given pursuant to this solicitation may be revoked at any time before it is voted. Proxies may be revoked by: (a) duly executing and delivering to the corporate Secretary a later dated proxy relating to the same shares prior to the exercise of such proxy, (b) filing with the corporate Secretary at or before the meeting a written notice of revocation bearing a later date than the proxy, or (c) attending the meeting and voting in person (although attendance at the meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered to Craig R. Bald, Secretary, at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

At the annual meeting, the holders of Preferred Stock will elect, voting as a separate class, two (2) directors to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the holders of Preferred Stock otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Peter A. Fischer and David A. Geraldson. The holders of the Common Stock and the Preferred Stock will elect, voting as one class, four (4) directors to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the shareholders otherwise specify, the shares represented by the proxies received for the election of four (4) directors will be voted in favor of the election as directors of Salvatore L. Bando, Jeffrey B. Rusinow, Douglas M. Schosser and Kenneth A. Werner, Jr.

Proxies of holders of Common Stock cannot be voted for more than four (4) persons and proxies of holders of Preferred Stock cannot be voted for more than six (6) persons. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as director if elected. However, in the event that any of the nominees should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for substitute nominees selected by the Board. Directors will be elected by a plurality of the votes cast at the annual meeting (assuming a quorum is present). Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors. Votes will be tabulated by inspectors of election appointed by the Board.

The table below sets forth certain information about the Board's nominees for election as directors. Except as otherwise noted, each nominee has engaged in the principal occupation or employment and held the offices shown for more than the past five years. The table provides information as of March 31, 2008, as to the age, principal occupation, business experience for at least the last five years and period of service as a director for each nominee.

Mr. Bando is our President and Chief Executive Officer, and Mr. Werner is the President of our subsidiaries, Lee Middleton Original Dolls, Inc. and License Products, Inc. The other executive officer of the company is Mr. Bald, who has been the Vice President of Finance, Chief Financial Officer, Secretary and Treasurer since 2006; Chief Financial Officer of the consumer products segment since 2004; and Controller of License Products, Inc. since 1999.

All of the directors will hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. We have no arrangements or understandings with any other person pursuant to which any of the directors have been selected for their respective positions.

Name	Length of Service	Age	Principal Occupation; Office; Other Directorships
Salvatore L. Bando	Director: Since 1999 Officer: Since 2006	64	President and Chief Executive Officer since January, 2006, and previously a director from 1980 until 1997 and an officer from 1980 until 1991. Financial Professional of AXA Advisors, LLC since December, 2004; formerly Special Assistant to the President of the Milwaukee Brewers from September, 1999 to November, 2001. Senior Vice President of Baseball Operations for the Milwaukee Brewers from 1991 to 1999. Director of InvestorsBancorp, a bank holding company, from 1997 to 1999.
Peter A. Fischer	Since 1983	65	Associate Pastor of Portview Christian Center, Port Washington, Wisconsin since 1992; a former Director, and from 1981 to 1989, the President and Chief Executive Officer of Medalist Industries, Inc. (a manufacturer of industrial and consumer products).
David A. Geraldson	Since 1983	77	President since 1993 and prior thereto Secretary and Treasurer of Precision Gears, Inc. (a manufacturer of gears, splined shafts, speed reducers and worm gear winches).
Kenneth A. Werner, Jr.	Director: Since 2006 Officer: Since 2005	61	President of the consumer products segment since June, 2005; President of License Products, Inc. since 1998.
Jeffrey B. Rusinow	Since 2007	53	Chairman of startup venture Neurognostics since 2003; founded venture capital company Silicon Pastures in 2000; former Chairman of Buyseasons, Inc.; former Executive Vice President with Kohls Department Stores.
Douglas M. Schosser	Since 2007	38	Chief Financial Officer of Associated Banc-Corp's Line of Business Group in 2008; former Chief Financial Officer of Keybank's Northeast Region from 2006 to 2008, former Chief Financial Officer of McDonald Financial Group from 2003 to 2006, former Chief Financial Officer of Victory Capital Management and Key PrivateBank from 2001 to 2003.

The Board recommends the foregoing nominees for election as directors and urges the holders of Preferred Stock to vote "FOR" Messrs. Fischer and Geraldson and urges each shareholder to vote "FOR" Messrs. Bando, Rusinow, Schosser and Werner. Shares represented at the annual meeting by executed but unmarked proxies will be voted "FOR" all appropriate nominees.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

General Board and Committee Matters. The Board has a standing Compensation Committee and Audit Committee, but does not have a nominating committee. The Board has adopted written charters for each committee, which are available on the website at www.themiddletondollcompany.com under the selection

"Corporate Governance". The Board believes that it is appropriate not to have a nominating committee because the Board's independent directors can adequately serve the function of considering potential director nominees from time to time as needed. The Board has determined that Messrs. Fischer, Geraldson, Rusinow and Schosser are independent under the independence standards of The NASDAQ Stock Market LLC (referred to as NASDAQ).

The Board held four regular quarterly meetings, three special meetings, four audit committee meetings and one compensation committee meeting during the year ended December 31, 2007. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which he served.

Compensation Committee. During 2007, the Compensation Committee met once. All of the members of the Compensation Committee were independent (under the independence standards of NASDAQ) in 2007. The Compensation Committee approves all matters relating to the compensation of the directors and officers, including salary rates, participation in any incentive bonus plans, fringe benefits, and other forms of compensation, and administers The Middleton Doll Company 2003 Stock Option Plan (referred to as the 2003 Stock Option Plan) and The Middleton Doll Company 2007 Non-Employee Director Stock Plan (referred to as the 2007 Non-Employee Director Plan). The current members of the Compensation Committee are Messrs. Rusinow (Chair), Schosser and Fischer. The Board has adopted a written charter for the Compensation Committee.

Audit Committee. The Audit Committee held four meetings during the year ended December 31, 2007. Pursuant to the applicable rules of the Securities and Exchange Commission, all of the members of the Audit Committee were independent (under the independence standards of NASDAQ) and met the independence standards for Audit Committee members in 2007. The current members of the Audit Committee are Messrs. Schosser (Chair), Rusinow and Geraldson. The Board of Directors has determined that Mr. Schosser qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the annual and quarterly financial information to be provided to shareholders and the Securities and Exchange Commission; (b) the system of internal controls that management has established; (c) the internal and external audit process; and (d) the auditing, accounting and financial reporting processes generally. In addition, the Audit Committee provides an avenue for communication between the independent auditors, management and the Board. The Audit Committee has direct responsibility for the appointment, compensation and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Board has adopted a written charter for the Audit Committee.

General Nominating Policies, Procedures and Processes. The independent directors of the Board (as determined under the independence standards of NASDAQ) are responsible for identifying, evaluating and recommending nominees for director. The independent directors are currently Messrs. Fischer, Geraldson, Rusinow and Schosser. In identifying and evaluating nominees for director, the independent directors seek to ensure:

1. That the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives; and

2. That the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to us.

The independent directors look at each nominee on a case-by-case basis regardless of who recommended the nominee to determine whether the proposed candidate meets the Board's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the independent directors may take into account all factors they considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge.

At a minimum, each director nominee, whether an independent director-recommended nominee or a shareholder-recommended nominee, must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. Further, each nominee for director should possess the following specific qualities and skills:

1. Exhibit high standards of integrity, commitment and independent thought and judgment. Also be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

2. Have substantial management experience and/or financial expertise or prior Board experience with a public company or other relevant experience with a range of skills that will allow a Board member to provide sound guidance with respect to our operations and interests.

3. Have the ability to dedicate sufficient time, energy and attention to ensure the diligent pursuit of his or her duties, including attending Board and committee meetings and reviewing all material in advance.

4. Have the ability to discus major issues and come to a reasonable conclusion. The capability to understand, effectively discuss and make appropriate judgments with respect to issues of importance to us. While being collegial, the candidate should have the ability to be direct and not afraid to disagree on important issues.

5. Have the ability, when requested by the Board, to represent us and our business effectively to the financial press, investment institutions and other company and shareholder constituencies.

6. As applicable or desirable, meet the requirements for independence set forth under the independence standards of NASDAQ for at least a majority of the directors then serving on the Board.

7. Either have direct business exposure to our major businesses and the major businesses of our subsidiaries and/or be ready to participate in direct learning experiences about our major businesses and the major businesses of our subsidiaries.

8. For Audit Committee members, possess experience in the review of financials of comparable levels of difficulty as our financials and meet the additional independence requirements under Securities and Exchange Commission rules.

Process for Shareholder Director Nominees. While the independent directors of the Board are solely responsible for identifying and recommending director nominees to the Board, they will consider candidates recommended by the shareholders for election as directors.

Each shareholder recommendation should include information about the shareholder bringing the nomination. At a minimum, this information should include the number of shares held by such shareholder and the period of time such shares have been held by the shareholder. Each shareholder recommendation should also include information about the nominee. At a minimum, this information should include (a) the name and age of the nominee; (b) the nominee's business background for at least the past five years; (c) any directorships that the nominee holds in other companies; (d) any relationships of the nominee to us, including share ownership; and (e) a description of all arrangements or understandings between such shareholder and each nominee and any other person pursuant to which the nomination is being made.

A shareholder recommendation for a director nominee should be delivered to the corporate Secretary at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188.

The independent directors of the Board will review whether the proposed candidate meets the Board's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. The independent directors of the Board will use the same process and standards for reviewing shareholder recommendations for director nominees as they do for other potential director nominees.

Shareholder Communications with Board of Directors. Shareholders may communicate with the Board (or individual directors serving on the Board) by sending written communications, addressed to any director or to the Board of Directors as a group, to the corporate Secretary at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin 53188, who will ensure that this communication (assuming it is properly marked *care of the Board of Directors* or *care of a specific director*) is delivered to the Board or the specified director, as the case may be.

Attendance of Directors at Annual Meetings. All members of the Board are expected to attend the annual meeting of shareholders barring other significant commitments or special circumstances. All six of the directors attended last year's annual meeting of shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership by Directors, Nominees and Executive Officers

The following table sets forth information regarding the beneficial ownership of the Common Stock and Preferred Stock as of March 31, 2008 by: (a) each director and nominee; (b) each of the executive officers named in the Summary Compensation Table under "Executive Compensation – Summary Compensation Table"; and (c) by all of the directors, nominees and executive officers (including the executive offers named in the Summary Compensation Table) as a group. Except as otherwise indicated, the named individuals have sole power to vote and dispose of such shares. Except as otherwise indicated, the named individuals have not pledged any of their shares as security.

Directors, Nominees and Executive Officers	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Salvatore L. Bando			
Common Stock (1)	147,529	3.9%	3.5%
Preferred Stock	0	0	
Peter A. Fisher			
Common Stock (2)	33,033	0.9%	0.8%
Preferred Stock	0	0	
David A. Geraldson (3)			
Common Stock	51,657	1.4%	1.2%
Preferred Stock	0	0	
Jeffrey B. Rusinow			
Common Stock	64,322	1.7%	1.5%
Preferred Stock	0	0	
Douglas M. Schosser			
Common Stock	0	0	0.0%
Preferred Stock	0	0	
Kenneth A. Werner, Jr. (4)			
Common Stock	115,900	3.0%	2.7%
Preferred Stock	0	0	
Craig R. Bald (5)			
Common Stock	37,500	1.0%	0.9%
Preferred Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (7 Persons)			
Common Stock	449,941	11.5%	10.5%
Preferred Stock	0	0	

(1) Includes (a) 56,546 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 11,030 shares held by InvestorsBank's 401(k) profit sharing plan on behalf of this individual.
(2) Includes (a) 11,324 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 12,257 shares held by a Keogh plan on behalf of this individual.
(3) Includes 10,747 shares held jointly with or by spouse (shared voting and dispositive power).
(4) Includes 65,900 shares subject to stock options which were exercisable as of or within sixty (60) days of March 31, 2008.
(5) Includes 12,500 shares subject to stock options which were exercisable as of or within sixty (60) days of March 31, 2008.

Shareholders Owning More Than Five Percent

The following table provides information concerning persons known by us to beneficially own more than five percent of any class of our voting securities as of March 31, 2008.

Name and Address	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Thomas G. Berlin (1) Berlin Financial, Ltd. 1325 Carnegie Avenue Cleveland, OH 44115			
Common Stock	569,900	14.9%	14.1%
Preferred Stock	21,397	5.7%	
Paul C. Drueke (2) NorDruk Investment Company Limited Partnership 8851 River Ridge Middleville, MI 49333			
Common Stock	426,065	11.1%	10.6%
Preferred Stock	18,800	5.0%	
Richard Margolin (3) 488 Berkeley Avenue South Orange, NJ 07079			
Common Stock	256,323	6.7%	6.9%
Preferred Stock	31,748	8.4%	

(1) Information shown is based on a Schedule 13G and a Schedule 13D, as amended, filed with the Securities and Exchange Commission. The Schedule 13G indicates that Berlin Financial, Ltd. has shared voting power and investment power over 466,900 shares of Common Stock, and sole voting power and investment power over 103,000 shares of Common Stock. The Schedule 13D indicates that Mr. Berlin has shared voting power and investment power over all of the shares of Preferred Stock identified above.
(2) Information shown is based on Schedules 13D, as amended, filed with the Securities and Exchange Commission. The Schedules 13D indicate that Mr. Drueke has shared voting power and investment power over 337,965 shares of Common Stock and 11,800 shares of Preferred Stock, and sole voting power and investment power over 88,100 shares of Common Stock and 7,000 shares of Preferred Stock. The Schedules 13D indicate that NorDruk Investment Company Limited Partnership has sole

voting power and investment power over 286,000 shares of the shares of Common Stock referenced above and 11,000 of the shares of Preferred Stock referenced above.

(3) Information shown is based on Schedules 13D, as amended, filed with the Securities and Exchange Commission. The Schedules 13D indicate that such party has sole voting power and investment power over all of the shares identified above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of the Common Stock to file reports of ownership and changes in ownership, with the Securities and Exchange Commission. Such persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no Form 5 was required to be filed, we believe that during the year ended December 31, 2007, all reports required by Section 16(a) to be filed by the officers, directors and more than 10% shareholders were filed on a timely basis other than one Form 4 related to one transaction for each of Messrs. Bando.and Geraldson.

EXECUTIVE COMPENSATION

The Compensation Committee of the Board is responsible for all aspects of the compensation package offered to the executive officers and directors. The Compensation Committee determines the compensation package (including the grant of stock options pursuant to the 2003 Stock Option Plan, if any) to be paid to each executive officer and director. The Compensation Committee does not delegate its authority, and generally does not engage an outside national professional consulting firm to assist in determining or recommending the amount or form of executive and director compensation. In the case of executive officers other than the Chief Executive Officer, the Compensation Committee also considers the job performance evaluation and recommendation of the Chief Executive Officer before determining or recommending the compensation for such executive officer.

Summary Compensation Table

The following table sets forth certain information concerning the compensation earned during 2007 and 2006 by the principal executive officer and the two other most highly compensated executive officers as of December 31, 2007 (each of whose total compensation exceeded $100,000 for fiscal 2007). The persons named in the table are sometimes referred to herein as the "named executive officers". Messrs. Bald and Werner are employed pursuant to employment agreements approved by the Compensation Committee.

2007 Summary Compensation Table

Name and Principal Position	*Year*	*Salary*	*Bonus*	*Stock Awards*	*Option Awards*	*Non-Equity Incentive Plan Compensation*	*Non-Qualified Deferred Compensation*	*All Other Compensation*	*Total*
Salvatore L. Bando, Chief.	2007	$84,000	$0	$0	$0	$0	$0	$0	$84,000
Executive Officer and Director	2006	$84,000	$0	$0	$0	$0	$0	$0	$84,000
Kenneth A. Werner, Jr.	2007	$278,388	$0	$4,125 (1)	$6,845 (1)	$0	$0	$0	$289,358
President of Consumer	2006	$285,500	$0	$0	$2,944 (1)	$0	$0	$0	$288,444
Products segment and Director									
Craig R. Bald, Chief	2007	$136,000	$0	$2,063 (1)	$1,950 (1)	$0	$0	$3,400 (2)	$143,413
Financial Officer	2006	$120,000	$0	$0	$0	$0	$0	$3,000 (2)	$123,000

(1) These amounts reflect the dollar value of the compensation cost of all outstanding stock awards and option awards recognized over the requisite service period, computed in accordance with Statement of Financial Accounting Standards No. 123R. The assumptions made in valuing the stock awards and the option awards are included under the caption "Stockholders' Equity" in Note 17 of Notes to Consolidated Financial Statements in the 2007 Annual Report on Form 10-KSB and such information is incorporated herein by reference.
(2) These amounts reflect the value of the contribution made to the 401(k) plan.

Executive Compensation Program in General. The executive compensation program is intended to establish a relationship between compensation and our business strategies as well as the goal of maintaining and improving profitability and maximizing long-term shareholder value. The focus of compensation decisions is on the achievement of long-term performance objectives as opposed to the attainment of short-term, narrowly defined goals. The focus on long-term performance objectives is intended to avoid unwarranted adjustments in executive compensation based solely on short-term swings (either up or down) in the markets.

In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to (a) offer competitive compensation packages in order to attract and retain key executive officers crucial to our long-term success; (b) provide, on a limited basis, performance-based compensation opportunities (including equity-based awards) which allow executive officers to earn rewards for long-term strategic management and the enhancement of shareholder value; (c) establish a relationship between executive compensation and the annual and long-term strategic goals; and (d) provide compensation programs which recognize and reward individual initiative and achievement.

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits deductibility for federal income tax purposes of compensation in excess of $1 million paid to the Chief Executive Officer and certain executive officers unless certain requirements are met. The Compensation Committee does not believe that in the foreseeable future the annual compensation of any executive officer will be subject to the limit.

Employment Agreement with Mr. Werner. We are a party to an employment agreement with Mr. Werner, dated and effective as of June 20, 2005. Pursuant to the employment agreement, each of the subsidiaries employs Mr. Werner as its President. For his services as President of the subsidiaries, Mr. Werner currently receives a base salary of $278,388 per year. The base salary is adjusted in July of each year in proportion to the change in the consumer price index over the prior one year period. The Board determines how Mr. Werner's base salary is divided between the subsidiaries. Also, the Board may increase Mr. Werner's base salary in its sole discretion.

In addition to Mr. Werner's base salary, Mr. Werner: (a) is eligible to participate in any medical, health, dental, disability or any other employee benefit plans that the subsidiaries generally make available to their employees, subject to Mr. Werner otherwise meeting the eligibility requirements of the plans; (b) receives the fringe benefits that the subsidiaries make available to their employees generally, including participation in their 401(k) or other profit sharing plans; and (c) may receive cash bonuses based upon the performance of the subsidiaries. If the subsidiaries achieve $1,000,000 of consolidated EBITDA (as defined below) in any fiscal year and Mr. Werner remains an employee at the end of the year, Mr. Werner will receive a cash bonus equal to 2.5% of his base salary. If the subsidiaries achieve $5,000,000 consolidated EBITDA in any fiscal year and Mr. Werner remains an employee at the end of that year, Mr. Werner will receive a cash bonus of $50,000. For purposes of bonus calculations, "EBITDA" means the consolidated sum of the following items for the subsidiaries: (a) net income from continuing operations during the applicable fiscal year, excluding extraordinary gains and income items; (b) interest expense during the applicable fiscal year, net of interest income accrued during that year; (c) federal and state income taxes paid and accrued during the applicable fiscal year; and (d) depreciation and amortization.

Under the employment agreement, each of the subsidiaries has the right to terminate Mr. Werner's employment at any time. If one of the subsidiaries terminates Mr. Werner's employment prior to the expiration of the employment term other than for cause, which includes death and disability, Mr. Werner continues to receive his base salary for a period equal to the remaining term of employment. Mr. Werner may terminate the employment agreement upon ninety days prior written notice.

The initial term of the employment agreement terminated on June 20, 2006. However, beginning on June 20, 2006 and on each day after June 20, 2006, the term of the employment agreement automatically renews for one additional day, such that since June 20, 2007 the term remains evergreen for a one year period unless either party gives written notice to the other to cease such renewals, in which case Mr. Werner's employment will cease as of the end of the then current term of employment.

The employment agreement provides that during the term of the employment agreement and for eighteen months thereafter, Mr. Werner will not engage in certain activities that are competitive with our subsidiaries and that Mr. Werner is subject to certain confidentiality provisions.

Employment Agreement with Mr. Bald. We are a party to a restated employment agreement with Mr. Bald, dated and effective as of December 1, 2006. Pursuant to the restated employment agreement, each of the subsidiaries employs Mr. Bald as its Chief Financial Officer. For his services as Chief Financial Officer, Mr. Bald currently receives a base salary of $136,000 per year. The Board determines how Mr. Bald's base salary is divided between the subsidiaries. Also, the Board may increase Mr. Bald's base salary in its sole discretion, provided that Mr. Bald's base salary will be adjusted each January 1 in proportion to the change in the consumer price index over the prior one year period.

In addition to Mr. Bald's base salary, Mr. Bald (a) is eligible to participate in any medical, health, dental, disability or other employee benefit plans the subsidiaries generally make available to their employees, subject to Mr. Bald otherwise meeting the eligibility requirements of the plans; (b) receives the fringe benefits that the subsidiaries make available to their employees generally, including participation in their 401(k) or other profit sharing plans; and (c) may receive cash bonuses based upon the performance of the subsidiaries. If the subsidiaries achieve $1,000,000 of consolidated EBITDA in any fiscal year and Mr. Bald remains an employee at the end of that year, Mr. Bald will receive a cash bonus equal to 2.5% of his base salary. If the subsidiaries achieve $5,000,000 consolidated EBITDA in any fiscal year and Mr. Bald remains an employee at the end of that year, Mr. Bald will receive a cash bonus of $25,000.

Under the restated employment agreement, each of the subsidiaries has the right to terminate Mr. Bald's employment at any time by giving written notice to Mr. Bald for cause. If one of the subsidiaries terminates Mr. Bald's employment prior to the expiration of the employment term other than for cause, which includes death and disability, Mr. Bald continues to receive his base salary for a period equal to the remaining term of employment. Mr. Bald may terminate the restated employment agreement upon forty-five days prior written notice.

The initial term of the restated employment agreement terminated on November 30, 2006. However, beginning on December 1, 2006 and on each day after December 1, 2006, the term of the restated employment agreement automatically renews for one additional day, such that after November 30, 2007 the term remains evergreen for a one year period unless either party gives written notice to the other to cease such renewals, in which case Mr. Bald's employment will cease as of the end of the then current term of employment.

The restated employment agreement provides that during the term of the restated employment agreement and for eighteen months thereafter, Mr. Bald will not engage in certain activities that are competitive with our subsidiaries and that Mr. Bald is subject to certain confidentiality provisions.

Equity Arrangements. At December 31, 2007, there were outstanding options to purchase an aggregate of 40,900 shares at an exercise price of $4.72 per share and 150,000 shares at an exercise price of $0.33 per share under the 2003 Stock Option Plan. As of December 31, 2007, there were 59,100 options available for issuance under the 2003 Stock Option Plan.

On April 5, 2007, the Compensation Committee awarded Messrs. Werner and Bald restricted shares of Common Stock and nonqualified stock options. The nonqualified stock options were granted under the 2003 Stock Option Plan. Mr. Werner was granted 50,000 restricted shares of Common Stock, and Mr. Bald was granted 25,000 restricted shares of Common Stock. Mr. Werner was granted an option to purchase 100,000 shares of Common Stock, and Mr. Bald was granted an option to purchase 50,000 shares of Common Stock. The option price was $0.33 per share, being the fair market value (namely, the closing sale price of the Common Stock) of a share of Common Stock on April 5, 2007, the grant date.

The shares of restricted stock vest ratably over a three year period from the date of grant, based upon continued service as an employee, or earlier in the event of death or disability or change of control. Prior to vesting, Messrs. Werner and Bald are entitled to receive dividends on the shares of restricted stock (dividends paid in shares of Common Stock are subject to the same risk of forfeiture and restrictions on transferability as the restricted shares) and to exercise voting rights. All of the options vest ratably over a four year period from the date of grant, and expire ten years from the date of grant.

In connection with granting the options, the Compensation Committee amended the 2003 Plan to (a) provide that the exercise price of stock option grants under the 2003 Plan is the fair market value (namely, the closing sale price of the Common Stock) of the Common Stock on the date of the grant, not on the business day immediately prior to the date of grant; and (b) increase the number of shares of Common Stock that may be granted to a participant in any single year from 85,000 to 100,000.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

Outstanding Equity Awards As Of December 31, 2007
Option Awards (1) (2)

	Option Awards				Stock Awards (1) (3)	
Name	No. of Securities Underlying Unexercised Options (# Exercisable)	No. of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Salvatore L. Bando	0	0	N/A	N/A	0	N/A
Kenneth A. Werner, Jr.	32,720 0	8,180 100,000	$4.72 $0.33	2/18/2013 4/5/2017	50,000	$25,000
Craig R. Bald	0	50,000	$0.33	4/5/2017	25,000	$12,500

(1) There were no stock or option awards outstanding for any of the named executive officers as of December 31, 2007 that were related to equity incentive programs, the realization of which would depend on specific financial or performance outcomes.
(2) All of the stock option awards granted in 2003 vest in 20% increments on January 1, 2004, 2005, 2006, 2007 and 2008. 2007 represented the fourth vesting period of these awards. All of the options granted on April 5, 2007, vest ratably over a four year period on April 5, 2008, 2009, 2010 and 2011. 2008 represented the first vesting period of these awards.
(3) All of the shares of restricted stock vest ratably over a three year period on April 5, 2008, 2009 and 2010. 2008 represented the first vesting period of these awards.

Director Compensation

The following table summarizes the director compensation for 2007 for all of the non-employee directors. Messrs. Bando and Werner do not receive any additional compensation for their services as directors beyond the amounts previously disclosed in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Total
Peter A. Fischer	$12,000	$12,000
David A. Geraldson	$12,000	$12,000
Jeffrey B. Rusinow	$12,000	$12,000
Douglas M. Schosser	$14,000	$14,000

During 2007, the independent directors were paid an annual retainer fee of $10,000 and Mr. Schosser, as head of the audit committee, received an additional $2,500. The independent directors were also paid $500 for each of the four regular quarterly Board meetings that they attended in 2007, but did not receive any additional compensation in 2007 for committee meetings or special meetings of the Board or committees that they attended. In 2008, each non-employee director will receive an annual retainer fee of $10,000 and $500 for each regular quarterly Board meeting that they attend.

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans as of December 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION AS OF 12/31/2007

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	190,900	$1.27	259,100
Equity compensation plans not approved by security holders	0	$0.00	0
Total	190,900	$1.27	259,100 (1)

(1) As of December 31, 2007, there were 59,100 options available for issuance under the 2003 Stock Option Plan and 200,000 shares of Common Stock available for issuance under the 2007 Non-Employee Director Plan. Shares issuable under the 2007 Non-Employee Director Plan are solely for the payment of directors' fees. The 2007 Non-Employee Director Plan is not a bonus plan, nor does it provide for the grant of any incentive stock-based awards.

RELATED PERSON TRANSACTIONS

There were no transactions during 2007, and none are currently proposed, in which we are a participant and in which any related person had a direct or indirect material interest. See the information under the heading "Executive Compensation" for a discussion of our compensation arrangements with our named executive officers and directors.

PROPOSAL NO. 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected the firm of Virchow, Krause & Company, LLP as the independent registered public accounting firm to audit the books, records, and accounts and the books, records, and accounts of the subsidiaries for the year ending December 31, 2008, and proposes that the shareholders ratify such selection. Virchow, Krause & Company, LLP acted as the independent auditors for the past seven fiscal years. A representative of Virchow, Krause & Company, LLP is expected to attend the annual meeting, and will have the opportunity to make a statement and will be available to respond to appropriate questions. If the shareholders should not ratify the selection of Virchow, Krause & Company, LLP as the independent auditors for the year ending December 31, 2008, the Audit Committee will reconsider the selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent auditing firm at any time during the year if it feels that such a change would be in the best interests of us and our shareholders.

The vote necessary to ratify the selection of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the annual meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the selection of independent auditors, abstains from voting thereon, or constitutes a broker non-vote with respect thereto). Assuming a quorum is present, abstentions and broker non-votes will not affect the vote required to ratify the selection of Virchow, Krause & Company, LLP as independent auditors.

Audit Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for the audit of the annual financial statements, the review of the financial statements included in the Form 10-QSB and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2007 and 2006 were $116,474 and $123,433, respectively.

Audit-Related Fees

Audit related fees of $4,000 were billed by Virchow, Krause & Company, LLP for the fiscal year ended December 31, 2007. No audit related fees were billed by Virchow, Krause & Company, LLP in 2006.

Tax Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for tax compliance, tax advice and tax planning during the fiscal years ended December 31, 2007 and 2006 were $27,769 and $11,800, respectively.

All Other Fees

No other fees were billed by Virchow, Krause & Company, LLP in 2007 or 2006.

Audit Committee Pre-approval Policies and Procedures

The policy of the Audit Committee requires pre-approval of all audit, audit-related, tax and other services to be provided by Virchow, Krause & Company, LLP, subject to de minimis exceptions for the providing of non-audit services, which services must be approved by the Audit Committee prior to completion of the audit and must otherwise comply with Section 10A(i)(1)(B) of the Securities Exchange Act of 1934.

All of the audit, audit-related, tax services and other fees described above were pre-approved by the Audit Committee to the extent required by applicable law.

The Board recommends that shareholders vote "FOR" the ratification of the selection of Virchow, Krause & Company, LLP as the independent auditors for the year ending December 31, 2008. Shares represented at the annual meeting by executed but unmarked proxies will be voted "FOR" the selection of Virchow, Krause & Company, LLP as the independent auditors.

OTHER MATTERS

The matters in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board knows, the only matters which will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, the individuals named in the accompanying proxies will vote on them, in accordance with their best judgment exercising the authority conferred thereby.

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee oversees the financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2007 with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, which is responsible for expressing an opinion on the conformity of the audited consolidated financial statements with generally accepted accounting principles and the overall quality of the financial reporting; (a) its judgments as to the quality, not just the acceptability, of the accounting principles; (b) all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 (Codification of Statement on Auditing Standards, AU §380); (c) its evaluation of the internal controls; and (d) with and without management present, the results of the independent auditor's examination of the consolidated financial statements. The independent auditors provided the Audit Committee with written disclosure respecting their independence and the letter required by Independence Standards Board No. 1 ("Independence Discussions with Audit Committees"). The Audit Committee discussed with the independent auditors the firm's independence from management and us and considered the compatibility of non-audit services provided by the firm to us with its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has accepted that recommendation) that the audited consolidated financial statements be included in the annual report on Form 10-KSB for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

The Middleton Doll Company
Audit Committee
Douglas M. Schosser (Chairman)
Jeffrey B. Rusinow
David A. Geraldson

MISCELLANEOUS

Shareholder Proposals

Any proposals of shareholders intended to be presented at the 2009 annual meeting of shareholders must be received by the corporate Secretary at the principal executive offices at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha,. Wisconsin 53188, on or before December 30, 2008, to be considered for inclusion in the proxy statement and proxy relating to such meeting. Additionally, if we receive notice of a shareholder proposal after March 15, 2009, the persons named in the proxies solicited by the Board for the 2008 annual meeting may exercise discretionary voting power with respect to such proposal.

Solicitation Expenses

We will bear the cost of solicitation of proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Common Stock and Preferred Stock. In addition to solicitation by mail, the directors, officers and regular employees may solicit proxies personally or by telegraph or telephone without additional compensation.

BY ORDER OF THE BOARD OF DIRECTORS

Salvatore L. Bando
President and Chief Executive Officer

Waukesha, Wisconsin
April 29, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007;
OR
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period from _________ to _________

Commission File Number: 033-51406

THE MIDDLETON DOLL COMPANY
(Name of small business issuer in its charter)

Wisconsin
(State or other jurisdiction of incorporation or organization)

39-1364345
(I.R.S. Employer Identification No.)

N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, Wisconsin
(Address of principal executive offices)

53188-1000
(Zip Code)

Issuer's telephone number: (262) 347-2904

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:

Title of Class	Title of Class
Common Stock, 6-2/3 cents Par Value	Preferred Stock, $0.01 Par Value

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes [ ] No [X]

The issuer's revenues for its most recent fiscal year were $12,782,779.

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at March 1, 2008 was $1,797,661. The number of shares of common stock outstanding at March 21, 2008 was 3,824,811.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of The Middleton Doll Company Proxy Statement for the 2008 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the Registrant's fiscal year) are, upon such filing, to be incorporated by reference into Part III.

Transitional Small Business Disclosure Format (Check one): Yes [ ] No [X]

THE MIDDLETON DOLL COMPANY
Index to Annual Report on Form 10-KSB
For the Year Ended December 31, 2007

Forward-Looking Statements

In this report, The Middleton Doll Company and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Although The Middleton Doll Company and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that they will prove correct. Except to the extent required by the federal securities laws, The Middleton Doll Company and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to statements regarding trends or estimates in Management's Discussion and Analysis or Plan of Operation, forward-looking statements included or incorporated in this report include, but are not limited to statements regarding future:

- revenues or expenses, and
- financing sources and strategic alternatives.

Forward-looking statements involve a number of risks and uncertainties. There are many factors that could cause actual results to differ materially from those expressed or implied in this report. Some risk factors that could cause results different from any forward-looking statement include those described in Item 1 of this Annual Report on Form 10-KSB for the year ended December 31, 2007. Other factors include:

- the ability of the Company to continue as a going concern;
- the ability of the Company to provide the necessary cash to meet operating and working capital requirements;
- the ability of the Company to provide the necessary cash to redeem the remaining outstanding preferred stock;
- declining demand for the Company's consumer products;
- the degree of success of the strategy to reduce expenses and to increase revenue at the consumer products business segment;
- competition;
- general economic conditions, including the condition of the local real estate market;
- legislative/regulatory changes;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
- the quality or composition of the loan and real estate portfolios;
- payment when due of principal and interest on loans made by the Company;
- the necessity to make additions to the Company's allowance for doubtful accounts;
- the necessity to make additions to the Company's allowance for obsolete inventory; and
- the timing of sale and the selling price of the Company's commercial property.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Part I

Item 1. Description of Business

The Middleton Doll Company (the "Company") was incorporated in 1980 and presently consists of two business segments, the consumer products business segment and the financial services business segment. The Company, when referred to singularly and not with its subsidiaries, is referred to herein as the "Parent".

The consumer products business segment is a component of Lee Middleton Original Dolls, Inc. ("LMOD"), which was incorporated in 1993, and its wholly-owned subsidiary License Products, Inc. ("LPI"), which was incorporated in 1990. LMOD is a designer and distributor of lifelike collectible and play dolls. LPI is a designer and distributor of clocks and home décor products.

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past five years and the Company has an accumulated deficit of $7.15 million at December 31, 2007. The Company anticipates generating losses for the next twelve months. The Company's financial condition may also make it more difficult for the Company to market its products to new and existing customers. Based on the Company's financial performance and its current financial condition, the Company's audit report contains an explanatory paragraph for going concern uncertainty, pursuant to which the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. Management anticipates, based on current projections and absent any adverse factors outside the control of the Company, that the cash that will be generated from additional asset sales and existing operations together with existing cash balances and other potential sources of financing, such as the loan agreements that the Company entered into during 2007 providing for $1.75 million of funding (See Note 11 in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-KSB), should be sufficient to provide the necessary cash to meet operating and working capital requirements through December 31, 2008. However, the Company anticipates that it will not have sufficient funds to redeem its preferred stock by July 1, 2008. The Company is actively pursuing various alternatives to address all of its financial obligations, including the redemption of preferred stock, which could include a financing transaction, a disposition of assets, a recapitalization of the Company, or a strategic business combination. However, there can be no assurance that the Company will be able to generate enough revenue and/or effect a transaction to address its financial obligations.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of the preferred stock.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed by July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1,

2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

Prior to January 1, 2006, the financial services business segment consisted of the Parent and its wholly-owned subsidiary Bando McGlocklin Small Business Lending Corporation ("BMSBLC"). On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness, fund working capital at the consumer products business segment, pay preferred stock dividends, and partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

For the year ended December 31, 2005, the Parent and BMSBLC were operated as a real estate investment trust ("REIT") pursuant to the provisions of Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"). To retain its tax exempt status, a REIT must be in compliance with certain tests concerning the nature of its assets and its income. In addition, a REIT must distribute substantially all of its taxable income each year in dividends to its shareholders. LMOD and LPI are each operated as C Corporations under the Code and are subject to corporate income tax rates. As a result of BMSBLC's merger with and into LMOD, BMSBLC no longer qualifies as a REIT. Therefore for the years ended December 31, 2006, and December 31, 2007, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Code. The Company filed a consolidated federal income tax return for the year ended December 31, 2006, and intends to file a consolidated federal income tax return for the year ended December 31, 2007.

On September 3, 1997, the Company capitalized InvestorsBancorp, Inc. ("IBI"), a bank holding company, for approximately $6.2 million and subsequently distributed all of the outstanding shares of IBI to the Company's shareholders. On January 4, 2006, LMOD entered into an asset purchase agreement with InvestorsBank ("the Bank") pursuant to which it sold substantially all of its loans and loan participations to the Bank for an aggregate total purchase price of $15.58 million, plus accrued interest. The purchase price for the sale of the loans and loan participations was the outstanding principal balance of all such loans and loan participations. The Bank completed the purchase of the loans and loan participations on September 8, 2006. In addition, the Bank separately purchased $4.16 million of loans and loan participations from LMOD under substantially similar terms.

As of January 1, 2006, Salvatore L. Bando was appointed as the Company's President and Chief Executive Officer and Craig R. Bald was appointed as the Company's Vice President – Finance and Chief Financial Officer. Kenneth A. Werner, Jr., became a director of the Company on January 1, 2006. Also as of January 1, 2006, Chief Executive Officer, George R. Schonath, Vice President Jon McGlocklin and Vice President – Finance, Susan Hauke, ceased to be officers and/or directors of the Company. Messrs. Schonath and McGlocklin and Ms. Hauke remain as officers and/or directors of the Bank and IBI. The Bank administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006.

The following table sets forth (in thousands of dollars) revenues and other income attributable to the Company's principal product groups for each of the last three years.

Revenues and Other Income

	12/31/07	12/31/06	12/31/05
Revenues			
Loan Portfolio	$ 1	$ 324	$ 1,717
Real Estate Portfolio	107	3,006	3,577
Dolls	6,866	7,711	9,197
Time Pieces	5,792	4,334	5,131
Other	183	277	285
Total	$ 12,949	$ 15,652	$ 19,907

In June, 2004, the Board of Directors changed the common stock dividend policy from the payment of quarterly dividends to the payment of a discretionary annual dividend payable in January for the preceding year. For the years ended December 31, 2007 and 2006, no dividends were paid to the common stock shareholders and the Company does not anticipate paying any dividends on the common stock in the foreseeable future. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2007 and 2006. There can be no assurance that the Company will have sufficient funds to continue to pay dividends on the preferred stock. The Company will only have sufficient funds if it can generate sufficient earnings and/or it is able to raise funds from other sources. See "Risk Factors".

Consumer Products

LMOD is headquartered in Columbus, Ohio, and designs and distributes lifelike collectible and play dolls through a dealer network and through major national retailers. LMOD competes with various other doll manufacturers including Adora, Madam Alexander, Ashton Drake, Mattel's American Girl and a variety of small artist-owned manufacturers. In recent years the demand for collectible dolls has decreased significantly resulting in a decrease in sales at LMOD as shown in the table below. Due to intense pricing competition, LMOD transferred doll production to a contract manufacturer in China in 2004. In 2005, a new management team at LMOD began to focus on reducing operating expenses and developing new products and marketing strategies. In August, 2006, LMOD announced the introduction of a new and comprehensive collection of play dolls, "Playbabies", which provides a playmate for each stage of a young girl's early development, from newborn through age four. In April, 2007, LMOD introduced the "Middleton NOW" ("NOW") line of collector-quality dolls which have been safety tested for children ages three and up. NOW dolls are priced between the "Playbabies" collection and the Artist Studio Collection ("ASC") doll line and reflect a more modern and trendy look. The Newborn Nursery® dolls, which were first introduced in mid-2004, continue to appeal to young girls from age five through the pre-teen years. The ASC line of artist-designed collectible dolls has begun to introduce new artists who are designing and sculpting collectible dolls with a more realistic style. LMOD has also introduced furniture, bedding and décor items as well as doll clothing and accessories to complement the doll lines. Distribution channels for the above product lines consist primarily of dealers or individual store owners, larger retailers and regional specialty stores.

LPI is headquartered in Waukesha, Wisconsin, and designs and distributes clocks and home décor products through major national retailers. LPI imports finished goods from a manufacturer in China and is in competition with various other clock and home décor companies including Ingrahm, Infinity Instruments and Timewerks. LPI has experienced some success at expanding its customer base and has been working to introduce new and updated styles of clocks and home décor items that have resulted in increased sales. LPI has reached a mature stage of development and has limited opportunities to expand its sales channels based on currently available resources.

The following table sets forth LMOD's and LPI's net sales over the past five years.

Year Ended	LMOD's Net Sales	LPI's Net Sales	Total Consumer Products Net Sales
12/31/2007	$ 6,866,197	$ 5,791,986	$ 12,658,183
12/31/2006	$ 7,711,376	$ 4,333,496	$ 12,044,872
12/31/2005	$ 9,196,607	$ 5,131,475	$ 14,328,082
12/31/2004	$ 11,011,894	$ 4,933,966	$ 15,945,860
12/31/2003	$ 12,425,040	$ 5,235,193	$ 17,660,233

The revenues for the consumer products business segment are highly dependent upon sales during the Christmas holiday season. For the years ended December 31, 2007 and 2006, approximately 39% of the consumer products business segment net sales occurred in the fourth quarter. Additionally, five large customers *accounted for approximately 56% of net sales for the consumer products business segment during 2007. During*

2006, five large customers accounted for approximately 49% of net sales for the consumer products business segment. During 2007, two customers each accounted for more than 10% of total net sales and during 2006, one customer accounted for more than 10% of total net sales.

The consumer products business segment imports substantially all of its finished goods from two suppliers in China and relies on those suppliers to procure sufficient raw materials to be used in production. The Company has not experienced any significant problems due to the lack of availability of product. During 2007, finished goods prices increased due to increases in labor costs and resin prices.

Patents and trademarks are not material to the Company's business. However, the Company has engaged in litigation in recent years to prevent competitors from infringing on the unique, copyrighted designs of its collectible dolls. Additionally, LMOD pays royalties to the designers of its dolls. The royalty arrangements vary among the designers and range from 1% to 3% of sales of those dolls which were sculpted by the designer. LMOD's expense for royalties was approximately $59,000 for the year ended December 31, 2007, and $205,000 for the year ended December 31, 2006. During the year ended December 31, 2006, the royalty arrangement with LMOD's primary designer required a minimum annual guaranteed royalty payment of $200,000. The guaranteed minimum annual royalty amount was not applicable for 2007 due to the expiration of the contract period.

The consumer products business segment employs approximately 55 people of which 39 are considered full-time employees. At LMOD, approximately five full-time and seven part-time employees are subject to a collective bargaining agreement, which expires on April 30, 2009. Management and accounting duties for the financial services business segment are performed by employees of LPI.

The consumer products business segment incurs new product development costs at LMOD and at LPI. New product development costs for the year ended December 31, 2007, were approximately $0.73 million and for the year ended December 31, 2006, were approximately $1.01 million. These costs are not directly charged to customers.

Financial Services

At December 31, 2007, LMOD's loan portfolio consisted of three loans totaling $209,563, one of which is in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. One loan totaling $186,187, which was in foreclosure proceedings, was charged off against the loan loss reserve in the second quarter of 2007. No interest income was accrued or received on these non-accrual loans during the years ended December 31, 2007 and 2006.

At December 31, 2007, LMOD's real estate portfolio consisted of one commercial property, located in Oconomowoc, Wisconsin, with a carrying cost of $1.39 million. At the present time, the building is listed for sale for $2.0 million. For federal income tax purposes, the tax basis of the building is $1.57 million, which is being depreciated by the straight line method over thirty-nine years.

During 2006, LMOD sold eleven of the twelve leased properties it owned at December 31, 2005, which resulted in a net gain of $2.24 million. The net proceeds from the sale of the financial services assets were used to pay off indebtedness, to fund operations, and to partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

Risk Factors

In addition to the other information set forth or incorporated by reference in this Annual Report on Form 10-KSB, the risk factors described below should be carefully considered. If any of the risk factors actually occur, the financial condition or results of operations could be materially adversely affected. The following list of risk factors may not be exhaustive. Additional risk and uncertainties not presently known or that are currently believed to be immaterial may also adversely affect the Company.

The Company has a going concern opinion from the auditors, indicating the possibility that the Company may not be able to continue to operate.

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past five years and the Company has an accumulated deficit of $7.15 million at December 31, 2007. The Company anticipates generating losses for the next twelve months. The Company's financial condition may also make it more difficult for the Company to market its products to new and existing customers. Based on the Company's financial performance and its current financial condition, the Company's audit report contains an explanatory paragraph for going concern uncertainty, pursuant to which the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a going concern. If the Company were unable to continue as a going concern, then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

If the Company cannot continue as a viable entity, shareholders may lose all or part of their investment.

LMOD has experienced significantly declining net sales during the last six years.

The demand for collectible dolls has significantly declined and LMOD has experienced intense competition from lower-priced collectible dolls manufactured in China, resulting in a significant decline in net sales.

The consumer products segment has realized losses from operations in each of the past six years.

The consumer products business segment has not been able to reduce fixed costs and operating expenses sufficiently to offset the decline in net sales. The Company may continue to experience losses unless it is able to increase net sales and/or further reduce fixed costs and/or operating expenses.

The Company has a limited ability to obtain external financing.

The Company must, on its own, generate sufficient cash to operate its business. Due to the continuing losses, the Company has a limited ability to borrow operating funds to meet working capital requirements. Unless the Company can generate sufficient cash flow from operations it will eventually encounter significant problems in meeting its working capital requirements which could lead to insolvency.

Outsourcing of the manufacturing of the products sold by the consumer products segment to Chinese manufacturers could adversely affect inventory levels.

Nearly all of the products sold by the consumer products segment are manufactured in China. The amount of product to be purchased from Chinese manufacturers must be ordered and paid for several months in advance to allow for manufacturing and shipping time. If the amount of product ordered exceeds future sales, inventories will increase which will reduce profits and/or increase losses. On the other hand, if sales were to exceed the amount of product ordered, then inventory would be insufficient to meet customer demand.

Five customers provide a significant portion of the sales for the consumer products segment.

Five customers accounted for approximately 56% of net sales for the consumer products segment during 2007. A loss of any one or more of these customers could have a material adverse effect on the business.

There is no assurance that the Company will have sufficient funds available to completely redeem the outstanding preferred stock by July 1, 2008, or to continue to pay dividends on the preferred stock.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings and/or is able to raise funds from other sources. In this regard, the Company is continuing to review various alternatives, which could include a financing transaction, a disposition of assets, a recapitalization of the Company, or a strategic business combination, to address all of its financial obligations, including the redemption of preferred stock. There can be no assurance that the Company will be able to redeem the preferred stock on July 1, 2008. If the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially adversely affected.

Item 2. Description of Property

The Company's headquarters are presently located at N22 W23977 Ridgeview Parkway, Suite 700, Waukesha, Wisconsin, in leased commercial space. The rented space has approximately 3,500 square feet of office space and approximately 36,000 square feet of warehouse space. The lease commenced January 1, 2008, and expires February 28, 2013. On August 1, 2007, LPI sold the commercial building in which the Company was previously headquartered at 1050 Walnut Ridge Drive, Hartland, Wisconsin. From August 1, 2007 to December 31, 2007, the Company rented space in the Hartland building.

Beginning May 1, 2006, LMOD relocated its corporate headquarters to leased office space in Columbus, Ohio, in order to reduce operating expenses. The current lease for 7,400 square feet of office space expires August 31, 2008. Prior to May 1, 2006, LMOD's headquarters were located in Westerville, Ohio, in 18,800 square feet of leased office space. Additional retail and warehouse space is presently located in Belpre, Ohio, in a 48,000 square foot building owned by LMOD. The land and building have a carrying cost of $1.15 million. For federal income tax purposes, the tax basis of the building is $1.74 million, which is being depreciated by the straight line method over thirty-one years.

From June, 2000 until August, 2006, LMOD leased a 44,100 square foot warehouse facility in Columbus, Ohio, which was used for distribution and for the storage of raw materials and finished goods. Warehouse operations were moved to the Belpre location in June, 2005, in order to reduce operating expenses. A retail outlet store in West Virginia was leased on a month-to-month basis until December 31, 2006, when it was closed. A retail store in the Polaris Fashion Mall in Columbus, Ohio, is leased until August 31, 2008.

At December 31, 2007, LMOD's real estate portfolio consisted of one commercial property located in Oconomowoc, Wisconsin. The property is a one-story 27,000 square foot masonry constructed office industrial building approximately sixteen years old. The carrying value of the property at December 31, 2007, was $1.39 million and the building is presently listed for sale for $2.0 million. The property was fully leased until July 15, 2007. At the present time a portion of the building's warehouse space is leased to a tenant under a month-to-month lease for $1,100 per month. For federal income tax purposes, the tax basis of the building is $1.28 million, which is being depreciated by the straight line method over thirty-nine years.

Item 3. Legal Proceedings

As of the date of this filing, LMOD (previously known as BMSBLC) is engaged in a foreclosure proceeding with regard to two loans. On April 4, 2006, a foreclosure action was brought in the State of Wisconsin, Milwaukee County Circuit Court, by LMOD against Benedict J. and Grace T. Kosmatka. The suit is seeking a judgment in the amount of approximately $460,000.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the quarter ended December 31, 2007.

Part II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The common stock of the Company is traded over the counter and pricing information is displayed on the OTC Bulletin Board under the symbol "DOLL". The following table provides the high and low sales price for the Company's common stock and the cash dividends paid per share for 2007 and 2006:

	Common Stock		Cash Dividends
	High	Low	Per Share
2007			
First Quarter	$ 0.350	$ 0.210	$0.00
Second Quarter	$ 0.490	$ 0.260	$0.00
Third Quarter	$ 0.900	$ 0.410	$0.00
Fourth Quarter	$ 0.740	$ 0.450	$0.00
2006			
First Quarter	$ 0.700	$ 0.530	$0.00
Second Quarter	$ 0.650	$ 0.350	$0.00
Third Quarter	$ 0.500	$ 0.280	$0.00
Fourth Quarter	$ 0.350	$ 0.170	$0.00

As of March 1, 2008, there were approximately 614 shareholders of record of the Company's common stock.

In June, 2004, the Board of Directors changed the common stock dividend policy from the payment of quarterly dividends to the payment of a discretionary annual dividend payable in January for the preceding year. For the years ended December 31, 2007 and 2006, no dividends were paid to the common stock shareholders and the Company does not anticipate paying any dividends on the common stock in the foreseeable future. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2007 and 2006. There can be no assurance that the Company will have sufficient funds to continue to pay dividends on the preferred stock. The Company will only have sufficient funds if it can generate sufficient earnings and/or it is able to raise funds from other sources.

In August, 2007, the Company commenced a tender offer to redeem up to 300,000 shares of preferred stock at a price of $14.00 per share. Shareholders tendered 38,827 shares of preferred stock which the Company redeemed in September, 2007. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended September 30, 2007.

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December, 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following is a discussion and analysis of the Company's financial condition and results of operations including information on the Company's critical accounting policies and liquidity. Information contained in this Management's Discussion and Analysis should be read in conjunction with the disclosure regarding "Forward-Looking Statements", as well as the discussion set forth in "Item 1. Description of Business – Risk Factors" and "Item 7. Financial Statements".

Overview

The amounts presented in this Item 6 as of December 31, 2007 and December 31, 2006 include the consolidation of the Company's consumer products and financial services business segments. The term "Company", when used in this Item 6, refers to the Parent, LMOD and LPI on a consolidated basis.

Consumer Products

As shown in the following table, during the past five years the Company has experienced a significant decrease in net sales within the consumer products business segment due to declining sales at LMOD. The consumer products business segment must significantly increase net sales in order to generate a positive cash flow from operations. The revenues for the consumer products business segment are highly dependent upon sales during the Christmas holiday season.

	Consumer Products Net Sales	Consumer Products Net Income (Loss)
12/31/2007	$12,658,183	($1,398,233)
12/31/2006	$12,044,872	($3,411,361)
12/31/2005	$14,328,082	($1,918,713)
12/31/2004	$15,945,860	($3,694,322)
12/31/2003	$17,660,233	($1,568,622)

In August, 2006, LMOD announced the introduction of a new and comprehensive collection of play dolls, "Playbabies", which provides a playmate for each stage of a young girl's early development, from newborn through age four. In April, 2007, LMOD introduced the "Middleton NOW" ("NOW") line of collector-quality dolls which have been safety tested for children ages three and up. NOW dolls are priced between the "Playbabies" collection and the ASC doll line and reflect a more modern and trendy look. The Newborn Nursery® dolls, which were first introduced in mid-2004, continue to appeal to young girls from age five through the pre-teen years. The ASC line of artist-designed collectible dolls has begun to introduce new artists who are designing and sculpting collectible dolls with a more realistic style. LMOD has also introduced furniture, bedding and décor items as well as doll clothing and accessories to complement the doll lines. Distribution channels for the above product lines consist primarily of dealers or individual store owners, larger retailers and regional specialty stores.

LPI has experienced some success at expanding its customer base and has been working to introduce new and updated styles of clocks and home décor items that have resulted in increased sales. LPI has reached a mature stage of development and has limited opportunities to expand its sales channels based on currently available resources.

As noted above, the consumer products business segment has incurred net losses and negative cash flows from operating activities over the past five years and the Company has an accumulated deficit of $7.15 million at December 31, 2007. The Company anticipates generating losses for the next twelve months. The Company's financial condition may also make it more difficult for the Company to market its products to new and existing customers. Based on the Company's financial performance and its current financial condition, the Company's audit report contains an explanatory paragraph for going concern uncertainty, pursuant to which the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. Management anticipates, based on current projections and absent any adverse factors outside the control of the Company, that the cash that will be generated from additional asset sales and existing operations together with existing cash balances and other potential sources of financing, such as the loan agreements that the Company entered into during 2007 providing for $1.75 million of funding (See Note 11 in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-KSB), should be sufficient to provide the necessary cash to meet operating and working capital requirements through December 31, 2008. However, the Company anticipates that it will not have sufficient funds to redeem its preferred stock by July 1, 2008. The Company is actively pursuing various alternatives to address all of its financial obligations, including the redemption of preferred stock, which could include a financing transaction, a disposition of assets, a recapitalization of the Company, or a strategic business combination. However, there can be no assurance that the Company will be able to generate enough revenue and/or effect a transaction to address its financial obligations.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of the preferred stock.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed by July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1, 2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

Financial Services

At December 31, 2007, LMOD's loan portfolio consisted of three loans totaling $209,563, one in the amount of $41,775, which is in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. One loan totaling $186,187, which was in foreclosure proceedings, was charged off against the loan loss reserve in the second quarter of 2007, leaving $63,813 in the loan loss reserve. No interest income was accrued or received on these non-accrual loans during the years ended December 31, 2007 and 2006.

At December 31, 2007, LMOD's real estate portfolio consisted of one commercial property, located in Oconomowoc, Wisconsin, with a carrying cost of $1.39 million. At the present time, the building is listed for sale for $2.0 million.

During the year ended December 31, 2006, InvestorsBank purchased $19.74 million of loans and loan participations from LMOD and $3.58 million of loans were paid off by borrowers. Also during 2006, eleven leased properties were sold to unrelated parties which resulted in net proceeds of $14.00 million. The proceeds from the sales of the financial services assets were primarily used to pay off $27.96 million of outstanding debt, to advance $1.85 million to the consumer products business segment for use in funding the operations of the consumer products business segment, to partially redeem shares of the preferred stock for an aggregate price of $4.22 million and to pay $0.89 million in preferred stock dividends.

The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

Pursuant to a Loan and Real Estate Services Agreement (the "Loan Services Agreement"), the Bank administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006. Certain officers or directors of the Bank were former officers or directors of the Company. The Bank received a monthly management fee equal to (a) 1/12 of 0.25% multiplied by the total outstanding principal balance of loans under management, (b) 1/12 of 0.25% multiplied by the total cost of all of the properties originally acquired by BMSBLC from Bando McGlocklin Real Estate Investment Corporation (the "Bando Investment Properties") and (c) 6% of the rents from the real estate portfolio other than the Bando Investment Properties. For the year ended December 31, 2006, management fees paid to the Bank totaled $45,139. Between January 1, 2006, and June 30, 2006, Ms. Hauke, Chief Financial Officer of the Bank, was required to provide a maximum of 140 hours of accounting services under the Loan Services Agreement for an aggregate fee of $17,500. Also under the Loan Services Agreement for the six months ended June 30, 2006, LMOD paid the Bank a fee of $19,554 for rent, real estate taxes, and building related and overhead expenses. No additional fees were paid under the Loan Services Agreement. The Loan Services Agreement was terminated effective June 30, 2006.

Critical Accounting Policies

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following areas require management to make estimates that are susceptible to significant change in the near term.

Consumer Products

Allowance for doubtful accounts. LMOD and LPI provide an allowance for doubtful accounts based on management's estimate of uncollectible amounts. Management reviews the trade accounts receivable based on an aging of accounts, historical collection experience, and a specific review of certain accounts in order to evaluate the collectibility of the accounts receivable.

Inventory and allowance for obsolete and excess inventory. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. LMOD and LPI provide an allowance for obsolete inventory items based on management's estimate. Management reviews all excess quantities, slow-moving or obsolete inventory items in order to determine the appropriate allowance for obsolete inventory. The inventory allowance reflects the estimated markdown necessary to liquidate the slow-moving inventory items.

Deferred income tax assets and liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, net operating losses, capitalization requirements of the Code, allowances for doubtful accounts and obsolete inventory and charitable contribution carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Financial Services

Allowance for loan losses. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses. Management reviews the value of the collateral securing each loan to determine if an allowance for loan losses is necessary. In this review, management evaluates past loan loss experience, the level of nonperforming loans, current economic conditions, loan volume, growth and composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors.

Leased properties listed for sale or under contract to be sold. Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. Leased properties are valued at the lower of depreciated cost (carrying value) or estimated net realizable value.

Impairment of leased properties. The carrying value of leased properties is reviewed by management at least annually for impairment. An impairment review is designed to determine whether the fair value of a leased property is below its carrying value. Management estimates the fair value based upon available information using appraisals, real estate tax bills and recent sales.

Deferred income tax assets and liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, allowances for loan losses, and allowances for impairment of leased properties.

Results of Operations for the years ended December 31, 2007 and December 31, 2006

The Company's total net loss applicable to common stock shareholders for the year ended December 31, 2007 was $1.50 million, or $0.40 per common share (diluted), as compared to $0.38 million, or $0.10 per common share (diluted), for the year ended December 31, 2006.

The consumer products business segment's net loss decreased $2.01 million when comparing the year ended December 31, 2007 to the year ended December 31, 2006. Net sales increased $0.61 million and gross profit increased $0.20 million when comparing the two years. Operating expenses were reduced $1.22 million when comparing the year ended December 31, 2007 to December 31, 2006. During the year ended December 31, 2006, the consumer products business segment wrote off $0.51 million of goodwill which is reflected in the 2006 operating expenses. During the year ended December 31, 2007, LPI sold the building in which it was headquartered resulting in a gain of $0.60 million.

The financial services business segment's net income decreased $1.59 million when comparing the year ended December 31, 2007 to the year ended December 31, 2006, primarily due to the sale of most of the financial services assets during 2006. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness, fund working capital at the consumer products business segment, pay preferred stock dividends, and partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

Consumer Products

The consumer products business segment's net loss for the year ended December 31, 2007, was $1.40 million. During the year ended December 31, 2007, operating expenses were reduced $1.22 million when compared to the year ended December 31, 2006 and in August of 2007, LPI recorded a $0.60 million gain on the sale of the headquarters building located in Hartland, Wisconsin.

Net sales from the consumer products business segment for the year ended December 31, 2007, increased 5% to $12.66 million from $12.04 million for the year ended December 31, 2006. Net sales at LMOD decreased $0.84 million and net sales at LPI increased $1.46 million. At LMOD, net sales in the ASC category declined $1.60 million reflecting decreased sales of dolls and accessories and Newborn Nursery® dolls. Newborn Nursery® boutiques were first introduced in mid-2004 and an exclusivity agreement with Saks Department Store Group was announced in February of 2005. Recently the Saks Department Store Group stores were sold primarily to Belk, Inc. and The Bon Ton Stores, Inc. The exclusivity agreement expired on December 1, 2007, and was not renewed. During the third quarter of 2007, both Belk, Inc. and The Bon Ton Stores, Inc. closed the Newborn Nursery® boutiques located in the stores they acquired. Newborn Nursery® products were returned by the stores to LMOD and the returned products were placed in inventory. Belk, Inc. and The Bon Ton Stores, Inc. are now carrying the newly introduced "Middleton Playbabies" and "Middleton NOW" dolls. When comparing the year ended December 31, 2007 to December 31, 2006, Newborn Nursery® sales of dolls and accessories declined approximately $0.66 million. To offset the decline in sales outlets, management has encouraged dealers to open "mini-nurseries" and in July of 2007, the FAO Schwarz New York store expanded the size of its nursery. During 2006, sales of the original line of play dolls were discontinued which accounted for $0.19 million of the sales decline. Offsetting that decline, sales of the "Playbabies" line and the newly introduced "Middleton NOW" line increased $1.25 million when comparing 2007 to 2006. Retail sales decreased $0.30 million when comparing the two periods, partly due to the closing of a retail outlet at the end of 2006. The increase in net sales at LPI was primarily due to the introduction of new clock styles and home décor products resulting in increased orders from two major customers.

Primarily due to the increase in sales, cost of goods sold increased 5% to $9.33 million for the year ended December 31, 2007, compared to $8.92 million for the year ended December 31, 2006. Total gross profit margin remained the same for both years at 26%. LMOD's gross profit margin increased to 29% from 27%. During 2006, in order to reduce old inventory levels, LMOD offered special incentive ordering packages for ASC dolls and for play dolls which had been discontinued, resulting in a lower gross profit margin in 2006. LPI's gross profit margin decreased to 23% from 25% due to price concessions on certain product lines and due to the sale of some older inventory items.

Total operating expenses of the consumer products business segment for the year ended December 31, 2007, were $5.48 million compared to $6.70 million for the year ended December 31, 2006, an 18% decrease. When comparing the year ended December 31, 2007 to 2006, sales and marketing expense decreased $0.82 million with all of the reduction at LMOD. Salary expense and related employee benefit expenses decreased due to workforce reductions. Expenses related to Newborn Nursery® boutiques and shared advertising expense also decreased when comparing the two periods. Additionally, fees paid for royalties decreased when comparing 2007 to 2006 since LMOD is no longer required to pay a guaranteed minimum annual royalty amount due to the contract expiration of a doll designer. New product development costs decreased $0.28 million when comparing the year ended December 31, 2007 to the year ended December 31, 2006, with all of the reduction at LMOD. The reduced expenses were primarily due to reductions in salary expense and related employee benefit expenses due to workforce reductions. Expenses for artist design costs and costs related to travel decreased due to the designer contract expiration. General and administrative expenses increased $0.39 million when comparing the two years. At LMOD, general and administrative expenses decreased $0.35 million when comparing the two periods primarily due to reductions in expenses related to depreciation and leased office space. On May 1, 2006, LMOD relocated its corporate headquarters to a smaller leased office space in order to reduce operating expenses. At LPI, general and administrative expenses increased $0.03 million primarily due to the settlement of a judgment in the amount of $75,000 which was related to a product dispute. The remaining net increase of $0.71 million in general and administrative expense is attributable to ongoing expenses which were formerly absorbed by the financial services business segment. These expenses primarily include directors fees, salaries, accounting and legal fees for the Company. On August 1, 2007, LPI sold the commercial building in which the Company was headquartered resulting in a gain of approximately $600,000. During the year ended December 31, 2006, LMOD expensed approximately $506,000 of goodwill.

Other income for the year ended December 31, 2007, totaled $161,113 compared to $160,163 for the year ended December 31, 2006. Other income is composed primarily of interest income on cash holdings and rental income from a tenant in the commercial building which was sold by LPI in 2007. During the third quarter of

2007, LMOD recorded interest expense of $5,876 related to the line of credit. (See Note 11 in the Notes to Consolidated Financial Statements in this Annual Report of Form 10-KSB.)

For the years ended December 31, 2007 and December 31, 2006, no income tax expense (benefit) was recognized due to changes in the deferred income tax valuation allowance. Management determined in 2004, based on the level of the continuing losses of the consumer products business segment, that it would provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products business segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income. In assessing the recoverability of deferred income tax assets, including net operating loss carryforwards, management considers whether it is more likely than not, in the foreseeable future, that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets in this instance is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards would be available to offset the taxable income. The loss carryforwards expire at various dates through 2027. At December 31, 2007 no income tax expense was recorded and there were unused net operating loss carryforwards of approximately $14.0 million to be used to offset against future federal taxable income.

Financial Services

The financial services business segment's net income decreased from $1.66 million to $74,579 when comparing the year ended December 31, 2007 to the year ended December 31, 2006.

Prior to January 1, 2006, the financial services business segment consisted of the Parent and its wholly-owned subsidiary BMSBLC. On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness, to fund working capital at the consumer products business segment, to pay preferred stock dividends, and to partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

As a result of the sale of the assets, both interest income from loans and rental income decreased when comparing the year ended December 31, 2007 to the year ended December 31, 2006. Interest income of $1,297 was recorded in 2007 from two loans which were paid off in 2007. Rental income of $107,020 was recorded in 2007 from the remaining leased property. The former tenant's lease payments ended on July 15, 2007, and the property is presently only partially leased on a month-to-month basis. Other income is composed of interest income on cash holdings, interest from the former building tenant and miscellaneous receipts. Expenses in 2007 primarily consisted of depreciation on the commercial building during the period in which it was leased, and expenses related to the commercial building after the lease period ended for real estate taxes, utilities and maintenance.

During the year ended December 31, 2006, the financial services business segment paid in full the outstanding balances on the line of credit and the term note. The prepayment of the term note required a prepayment penalty of $289,034 in the first quarter of 2006. (See Note 12 in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-KSB.) During the third quarter of 2006, a provision for impairment of leased properties of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006. Also in the third quarter of 2006, a loan loss provision of $250,000 was recorded against the two loans which were in foreclosure. Operating expenses of $0.69 million were reported by the financial services business segment in 2006. Operating expenses of $0.71 million for the year ended December 31, 2007, are now reflected in the general and administrative expenses of the consumer products business segment. These expenses primarily include directors fees, salaries, accounting and legal fees for the Company.

Corporate

In August, 2007, the Company commenced a tender offer to redeem up to 300,000 shares of preferred stock at a price of $14.00 per share. Shareholders tendered 38,827 shares of preferred stock which the Company redeemed in September 2007. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended September 30, 2007.

The following table provides detail regarding the interest income related to shares of preferred stock which were redeemed in 2007.

	12/31/2007
Payment for the redemption of 38,827 shares of preferred stock	$ (543,578)
Carrying value of shares at redemption date ($25 per share)	970,675
Accrued third quarter dividends on shares redeemed	11,583
Expenses incurred in connection with redemption	(68,641)
Gain on redemption of preferred stock	$ 370,039

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

The following table provides detail regarding the interest income related to shares of preferred stock which were redeemed in 2006.

	12/31/2006
Payment for the redemption of 259,574 shares of preferred stock	$ (4,218,077)
Carrying value of shares at redemption date ($25 per share)	6,489,350
Accrued fourth quarter dividends on shares redeemed	75,878
Expenses incurred in connection with redemption	(79,048)
Gain on redemption of preferred stock	$ 2,268,103

Consolidated Balance Sheets at December 31, 2007 and 2006

Consumer Products

Total assets of the consumer products business segment were $11.92 million as of December 31, 2007, and $12.83 million as of December 31, 2006, a 7% decrease. Cash increased to $2.17 million at December 31, 2007, from $0.96 million at December 31, 2006 primarily due to LPI's sale of the headquarters building located in Hartland, Wisconsin. From August 1, 2007 to December 31, 2007, the Company rented space in the Hartland building and on January 1, 2008, the Parent and LPI relocated to rented space in Waukesha, Wisconsin.

Accounts receivable, net of the allowance for doubtful accounts, remained the same at $2.20 million for the year ended December 31, 2007 and December 31, 2006. LPI's trade receivables decreased $0.21 million and LMOD's trade receivables increased $0.21 million. At December 31, 2007, LPI did not have any past-due accounts and LMOD had past-due accounts totaling approximately $53,427.

Inventory and prepaid inventory, net of the allowance for obsolescence, increased to $5.58 million at December 31, 2007, compared to $4.19 million at December 31, 2006. LMOD's inventory level increased $0.86 million to $3.32 million, and LPI's inventory increased $0.53 million to $2.26 million. The increase in the inventory level at LMOD was due to new product introductions and the increase in the inventory level at LPI was due to orders that were shipped in the first quarter of 2008. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property and equipment, net of accumulated depreciation, decreased by $3.53 million to $1.86 million as of December 31, 2007, compared to $5.39 million at December 31, 2006. On August 1, 2007, LPI sold the commercial building in which the Company was headquartered resulting in a net decrease of $3.41 million to property and equipment. Property and equipment purchases in 2007 totaled $0.35 million and depreciation expense in 2007 totaled $0.47 million. The net carrying value of LPI's remaining property and equipment is $0.07 million and the net carrying value of LMOD's property and equipment is $1.79 million. The retail and warehouse space in Belpre, Ohio, owned by LMOD, with a carrying cost of $1.15 million, is the primary component of LMOD's property and equipment.

Other prepaid expenses increased $0.02 million to $0.11 million at December 31, 2007, from $0.09 million at December 31, 2006. Other liabilities decreased $0.41 million to $1.01 million at December 31, 2007, from $1.42 million at December 31, 2006, primarily due to decreases in accounts payable and accrued royalties. LMOD's liabilities decreased $0.50 million to $0.34 million and LPI's liabilities increased $0.09 to $0.67 million.

Financial Services

Total assets of the financial services business segment were $1.69 million as of December 31, 2007 and $3.52 million as of December 31, 2006. Cash decreased to $126,178 at December 31, 2007 from $1.74 million at December 31, 2006, primarily due to the payment of preferred stock dividends and to the redemption of 38,827 shares of preferred stock in 2007.

All interest receivable was collected as of June 30, 2007. The tenant advance was paid off in July of 2007.

At December 31, 2007, the financial services business segment's loan portfolio consisted of three loans totaling $209,563, one of which is in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. One loan totaling $186,187, which was in foreclosure proceedings, was charged off against the loan loss reserve in the second quarter of 2007. No interest income was accrued or received on these non-accrual loans during the year ended December 31, 2007.

The financial services business segment owned one commercial property located in Oconomowoc, Wisconsin, at December 31, 2007. The former tenant's lease payments ended on July 15, 2007, and the property is presently only partially leased on a month-to-month basis. At the present time, the building is listed for sale for $2.0 million. The carrying cost of the commercial property at December 31, 2007, was $1.39 million and depreciation expense of $21,276 was recorded during the year ended December 31, 2007.

Other assets, totaling $27,062 at December 31, 2007, consisted primarily of prepaid insurance. Accrued liabilities, totaling $167,740 at December 31, 2007, consisted primarily of items related to the commercial property.

Corporate

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of the preferred stock.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed on July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1, 2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

In August, 2007, the Company commenced a tender offer to redeem up to 300,000 shares of preferred stock at a price of $14.00 per share. Shareholders tendered 38,827 shares of preferred stock which the Company redeemed in September 2007. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended September 30, 2007.

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

Mandatorily redeemable preferred stock consisted of the following as of December 31, 2007 and 2006:

	12/31/2007	12/31/2006
Redeemable Preferred stock, 1 cent par value, $25 carrying value, 3,000,000 shares authorized, 690,000 shares issued, 375,790 and 414,617 shares outstanding and 314,210 and 275,383 shares redeemed as of December 31, 2007 and 2006, respectively	$ 9,394,750	$ 10,365,425

Liquidity and Capital Resources

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past five years and the Company has an accumulated deficit of $7.15 million at December 31, 2007. The Company anticipates generating losses for the next twelve months. The Company's financial condition may also make it more difficult for the Company to market its products to new and existing customers. Based on the Company's financial performance and its current financial condition, the Company's audit report contains an explanatory paragraph for going concern uncertainty, pursuant to which the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and to ultimately attain profitability. At December 31, 2007, the Company had cash of $2.30 million and $1.65 million of available credit (See Note 11 in the Notes to Consolidated Financial Statements in this Annual Report of Form 10-KSB). Management anticipates, based on current projections and absent any adverse factors outside the control of the Company, that the cash that will be generated from additional asset sales and existing operations together with existing cash balances and other potential sources of financing, should be sufficient to provide the necessary cash to meet operating and working capital requirements through December 31, 2008. The Company does not have any outstanding capital commitments in 2008. However, the Company anticipates that it will not have sufficient funds to redeem its preferred stock by July 1, 2008. The Company is actively pursuing various alternatives to address all of its financial obligations, including the redemption of preferred stock, which could include a financing transaction, a disposition of assets, a recapitalization of the Company, or a strategic business combination. However, there can be no assurance that the Company will be able to generate enough revenue and/or effect a transaction to address its financial obligations.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of the preferred stock.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed by July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1, 2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

Off Balance Sheet Arrangements

There were no undisbursed construction or loan commitments at December 31, 2007.

As of November 12, 2003, the Parent extended a guarantee to a supplier of LMOD in which the Parent has agreed to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee will not exceed $0.60 million, however, the amount of the guarantee is unlimited and the amount of the obligation could increase in the future. As of December 31, 2007, the supplier did not have any outstanding balance with LMOD.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 were adopted by the Company on January 1, 2007. See Note 18 in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-KSB for further disclosure.

Establishing Standards on Measuring Fair Value

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157 "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this statement beginning in 2008. Management believes the adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158 "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The provisions of SFAS No. 158 were adopted by the Company on January 1, 2007. Since the Company does not have any defined benefit plan or other postretirement plans, SFAS No. 158 did not have an impact on the Company's consolidated financial statements.

Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS No. 157 *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's consolidated financial statements.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160 *"Noncontrolling Interests in Consolidated Financial Statements,"* an amendment of ARB No. 51, ("SFAS No. 160"). This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also required expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. The Company is required to adopt SFAS No. 160 on January 1, 2009. Management of the Company is currently evaluating the potential impact of SFAS No. 160 on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

In March, 2008, the FASB issued SFAS No. 161, *"Disclosure about Derivative Instruments and Hedging Activities,"* an amendment of FASB Statement No. 133, ("SFAS No. 161"). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. Management of the Company is currently evaluating the potential impact of SFAS No. 161 on the Company's consolidated financial statements.

Item 7. Financial Statements

The Middleton Doll Company

Consolidated Financial Statements

Contents

Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Middleton Doll Company

We have audited the accompanying consolidated balance sheets of The Middleton Doll Company and subsidiaries (the "Company"), as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. We have also audited the financial statement schedules listed in Item 7. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Middleton Doll Company and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Item 7, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the financial statements, the Company has suffered recurring losses from operations and operating cash outflows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
March 26, 2008

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
CONSUMER PRODUCTS		
Current Assets:		
Cash and cash equivalents	$ 2,170,068	$ 961,527
Accounts receivable, net	2,200,589	2,203,751
Inventory, net	4,836,252	3,722,700
Prepaid inventory	742,441	466,699
Other prepaid expenses	114,630	87,448
Total current assets	10,063,980	7,442,125
Property and equipment, net	1,855,989	5,392,659
Total Consumer Products Assets	11,919,969	12,834,784
FINANCIAL SERVICES		
Cash and cash equivalents	126,178	1,738,561
Interest receivable	-	423
Tenant advance	-	137,293
Loans held for investment, net	145,750	213,575
Leased property, net, listed for sale or under contract to be sold	1,392,512	1,413,788
Other assets	27,062	20,610
Total Financial Services Assets	1,691,502	3,524,250
TOTAL ASSETS	$ 13,611,471	$ 16,359,034

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
LIABILITIES		
CONSUMER PRODUCTS		
Accounts payable	$ 725,281	$ 996,846
Accrued royalties	5,777	90,433
Accrued real estate and personal property taxes	53,000	83,203
Accrued salaries	69,644	90,492
Accrued vendor rebates	70,392	56,667
Accrued liabilities	85,993	99,965
Total Current Liabilities	1,010,087	1,417,606
FINANCIAL SERVICES		
Accrued liabilities	167,740	56,333
PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION ON JULY 1, 2008	9,394,750	10,365,425
Total Company Liabilities	10,572,577	11,839,364
SHAREHOLDERS' EQUITY		
Common stock, $0.0667 cents par value, 15,000,000 shares authorized, 4,476,599 shares issued, 3,802,589 shares outstanding at December 31, 2007 and 3,727,589 shares outstanding at December 31, 2006	293,441	293,441
Additional paid-in capital	16,622,671	16,607,688
Accumulated deficit	(7,151,296)	(5,655,537)
Treasury stock, 674,010 shares, at December 31, 2007 and 2006, at cost	(6,725,922)	(6,725,922)
	3,038,894	4,519,670
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,611,471	$ 16,359,034

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2007 and 2006

	2007	2006
CONSUMER PRODUCTS		
NET SALES	$ 12,658,183	$ 12,044,872
COST OF GOODS SOLD	9,332,580	8,917,258
Gross Profit	3,325,603	3,127,614
OPERATING EXPENSES		
Sales and marketing	1,383,960	2,202,305
New product development	734,843	1,014,943
General and administrative	3,362,811	2,975,745
Impairment of goodwill	-	506,145
Total Operating Expenses	5,481,614	6,699,138
Gain on sale of property	(596,665)	-
Net operating loss	(1,559,346)	(3,571,524)
OTHER INCOME (EXPENSE)		
Interest expense	(5,876)	-
Other income, net	166,989	160,163
Net other income	161,113	160,163
CONSUMER PRODUCTS LOSS BEFORE INCOME TAXES	$ (1,398,233)	$ (3,411,361)
FINANCIAL SERVICES		
REVENUES		
Interest on loans	$ 1,297	$ 323,992
Rental income	107,020	770,530
Gain on sale of leased properties	-	2,235,207
Other income	16,279	117,001
Total Revenues	124,596	3,446,730
EXPENSES		
Interest expense	-	321,388
Depreciation expense	21,276	138,714
Management fee expense	-	62,639
Compensation expense	-	236,039
Provision for impairment of leased property	-	98,812
Provision for losses on loans	-	250,000
Loss on early extinguishment of indebtedness	-	289,034
Other operating expenses	28,741	389,074
Total Expenses	50,017	1,785,700
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES	$ 74,579	$ 1,661,030

See accompanying Notes to Consolidated Financial Statements

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
Years Ended December 31, 2007 and 2006

	2007	2006
TOTAL COMPANY		
INCOME (LOSS) BEFORE TOTAL COMPANY OTHER INCOME AND INCOME TAX EXPENSE		
Consumer products	$ (1,398,233)	$ (3,411,361)
Financial services	74,579	1,661,030
Total Company	(1,323,654)	(1,750,331)
OTHER INCOME (EXPENSE)		
Interest expense related to preferred stock	(542,144)	(893,860)
Gain on redemption of preferred stock, net of accrued interest and expenses	370,039	2,268,103
INCOME TAX EXPENSE	-	-
NET LOSS	$ (1,495,759)	$ (376,088)
Basic loss per common share	$ (0.40)	$ (0.10)
Diluted loss per common share	$ (0.40)	$ (0.10)
Weighted average shares outstanding (basic)	3,783,274	3,727,589
Weighted average shares outstanding (diluted)	3,783,274	3,727,589
Dividend paid per preferred stock share	$ 1.3425	$ 1.3425

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Total
BALANCES - December 31, 2005	$ 293,441	$ 16,604,744	$ (5,279,449)	$ (6,725,922)	$ 4,892,814
Net loss - 2006	-	-	(376,088)	-	(376,088)
Stock-based compensation	-	2,944	-	-	2,944
BALANCES - December 31, 2006	$ 293,441	$ 16,607,688	$ (5,655,537)	$ (6,725,922)	$ 4,519,670
Net loss - 2007	-	-	(1,495,759)	-	(1,495,759)
Stock-based compensation	-	14,983	-	-	14,983
BALANCES - December 31, 2007	$ 293,441	$ 16,622,671	$ (7,151,296)	$ (6,725,922)	$ 3,038,894

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
CONSUMER PRODUCTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Segment net loss	$ (1,398,233)	$ (3,411,361)
Adjustments to reconcile segment net loss to net cash flows from operating activities		
Depreciation	472,485	716,110
Impairment of goodwill	-	506,145
Loss (gain) on sale of property and equipment	(611,140)	17,874
Stock based compensation expense	14,983	-
Provision for losses on accounts receivable	119,427	36,512
Provision for obsolete inventory	55,449	119,472
Net change in:		
Accounts receivable	(116,265)	590,996
Inventory	(1,444,743)	656,197
Other assets	(39,702)	86,555
Accounts payable	(271,565)	6,833
Other liabilities	(135,954)	(299,884)
Net Cash Flows used in Operating Activities	(3,355,258)	(974,551)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment expenditures	(343,872)	(137,990)
Proceeds from sale of property and equipment	4,031,717	1,350
Net Cash Flows from (used in) Investing Activities	3,687,845	(136,640)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net intercompany transactions	875,954	1,988,901
Net Change in Cash and Cash Equivalents	1,208,541	877,710
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	961,527	83,817
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,170,068	$ 961,527
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid for interest	$ 5,876	$ -

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2007 and 2006

	2007	2006
FINANCIAL SERVICES		
CASH FLOWS FROM OPERATING ACTIVITIES		
Segment net income	$ 74,579	$ 1,661,030
Adjustments to reconcile segment net income to net cash flows from operating activities		
Depreciation	21,276	138,714
Provision for losses on loans	-	250,000
Provision for impairment of leased property	-	98,812
Gain on sale of leased properties	-	(2,235,207)
Gain on sale of furniture and fixtures	-	(34,633)
Stock-based compensation expense	-	2,944
Net change in:		
Interest receivable	423	113,431
Tenant advance and other assets	130,841	116,693
Accrued liabilities	111,407	(874,348)
Net Cash Flows (used in) from Operating Activities	338,526	(762,564)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net loan repayments received	67,825	3,584,338
Proceeds from sale of leased properties	-	14,001,829
Proceeds from sale of loans	-	19,741,708
Purchase or improvements to leased property	-	(5,477)
Proceeds from sale of furniture and fixtures	-	34,633
Net Cash Flows from Investing Activities	67,825	37,357,031
CASH FLOWS FROM FINANCING ACTIVITIES		
Net decrease in lines of credit	-	(22,820,000)
Repayment of SWIB notes	-	(5,000,000)
Repayment of loan participations with repurchase options	-	(135,254)
Net intercompany transactions	(875,954)	(1,988,901)
Net Cash Flows used in Financing Activities	(875,954)	(29,944,155)
Net Cash Flows from Financial Services	(469,603)	6,650,312
Payment for redemption of preferred stock, including expenses	(612,219)	(4,297,125)
Interest paid related to preferred stock	(530,561)	(817,982)
Net Cash Flows used in Preferred Stock payments	(1,142,780)	(5,115,107)
Net Change in Cash and Cash Equivalents	(1,612,383)	1,535,205
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,738,561	203,356
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 126,178	$ 1,738,561
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid for interest	$ 530,561	$ 1,139,370
Cash paid for income taxes	$ -	$ 546,917
NONCASH INVESTING AND FINANCING ACTIVITIES		
Loans held for investment transferred to loans held for sale	$ -	$ 4,007,671

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 – Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements of The Middleton Doll Company and Subsidiaries (the "Company") include the accounts of The Middleton Doll Company (the "Parent"), and its wholly-owned subsidiary, Lee Middleton Original Dolls, Inc. ("LMOD") and LMOD's wholly-owned subsidiary, License Products, Inc. ("LPI"). The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Business
The Company presently consists of two business segments; the consumer products business segment and the financial services business segment. The Company's segments conducted substantially all of their business in the United States of America.

The consumer products business segment consists of a portion of LMOD and LPI. LMOD is a designer and distributor of lifelike collectible and play dolls and LPI is a designer and distributor of clocks and home décor products.

Prior to January 1, 2006, the financial services business segment consisted of the Parent and its wholly-owned subsidiary Bando McGlocklin Small Business Lending Corporation ("BMSBLC"). On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness, fund working capital at the consumer products business segment, pay preferred stock dividends, and partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of allowances for loan losses, doubtful accounts and the valuation of inventories and deferred income tax assets.

Segment Information
As discussed previously, the Company has two reportable segments: consumer products (which includes a portion of LMOD and LPI) and financial services (which includes the Parent and a portion of LMOD (formerly known as BMSBLC)). Segment information required to be disclosed is included in the accompanying consolidated financial statements. Intersegment charges are reflected gross between segments in the consolidated statements of cash flows.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents are defined as those financial assets with an original maturity of three months or less. The Company may at times maintain balances at financial institutions that exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, net of allowance for losses. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2007, no interest income was accrued or received on the loans held for investment.

Allowance for Loan Losses
A loan is considered on non-accrual status when, based on current information and events, it is probable that the lender will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-accrual status include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Non-accrual status is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management reviews the value of the collateral on each loan to determine if an allowance for loan loss is necessary. During the year ended December 31, 2007, $186,187 was charged off against the loan loss reserve. During the year ended December 31, 2006, management established a loan loss allowance of $250,000. Management makes certain assumptions when establishing the allowance for loan loss. The assumptions made include that the borrower is able to find a finance company that is willing to refinance certain real estate and that the equity in this certain real estate is sufficient enough to repay the amount owed to the Company.

Rent Receivable
Rent receivable is accrued on a monthly basis based on the lease agreement. If at any point it is determined that the lessee will not make rent payments as dictated by the lease agreement, the accrual of rent is discontinued until management determines the rent to be collectible.

Allowance for Rental Losses
The allowance for rental losses is established as losses are expected to occur through a provision for losses charged to earnings. Management reviews the entire rent receivable portfolio when determining the necessary allowance. Management has determined that no allowance for rental losses is necessary.

Accounts Receivable
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $181,333 and $175,248 at December 31, 2007 and December 31, 2006, respectively. Accounts receivable are considered past-due when the amount due is ninety days past the terms of the invoice. At December 31, 2007, LPI did not have any past-due accounts and LMOD had past-due accounts totaling approximately $53,427. The Company writes off accounts receivable when all collection efforts are exhausted.

Inventory
Inventories of LMOD and LPI are valued at lower of cost or market using the first-in, first-out (FIFO) method. Allowances are provided for obsolete and excess inventory. Inventories are presented net of an allowance for obsolete and excess inventory of $480,862 and $482,847 at December 31, 2007 and December 31, 2006, respectively.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Leased Property, Listed for Sale or Under Contract to be Sold
Leased properties are recorded at cost. Depreciation is calculated using the straight-line method over 40 years for book purposes and 39 years for tax purposes. The costs of normal repairs and maintenance are charged to expense as incurred. Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. The properties are carried at the lower of depreciated cost or at net realizable value.

Property and Equipment
Property and equipment primarily represent property and equipment of LMOD and LPI. Property and equipment are stated at cost and depreciated using straight-line methods for financial statement purposes and accelerated methods for income tax purposes. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the property and equipment accounts.

Impairment of Long-Lived Assets and Goodwill
The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of leased properties, property and equipment and goodwill annually or more frequently if events or circumstances indicate that an asset might be impaired. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. During the third quarter of 2006, an impairment provision of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006. During the fourth quarter of 2006, management concluded that the remaining amount of goodwill was impaired and $506,145 was charged to operations in 2006. The Company's continuing losses are a triggering event which requires management to review assets for impairment. LMOD reviewed their assets for impairment including their facility in Belpre, Ohio, and their commercial property in Oconomowoc, Wisconsin. Management obtained appraisals and/or offers for these facilities in order to estimate their market value. The information indicated that the market value approximated book value with insignificant differences. Therefore, management concluded that the assets were not impaired.

Revenue Recognition
Revenue is recognized when legal title passes to the purchaser, which is primarily upon shipment of product or upon sale of real estate. Rental income is accrued on a monthly basis, if rent payments are expected to be made, based on lease agreements.

Product Development Costs
The costs of product development and product improvement are charged to expense as they are incurred. Research, development and product improvement costs are reported as a separate component of operating expenses and totaled $734,843, and $1,014,943 for the years ended December 31, 2007 and 2006, respectively.

Stock Based Compensation
On January 1, 2006, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). SFAS No. 123R requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS No. 123R applies to awards granted or modified after January 1, 2006, or any unvested awards outstanding at December 31, 2005.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Income Taxes
For the year ending December 31, 2007, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). The Company intends to file a consolidated federal income tax return for the year ended December 31, 2007, and filed a consolidated federal income tax return for the year ended December 31, 2006.

Prior to January 1, 2006, the Parent and its subsidiary, BMSBLC, qualified as a real estate investment trust ("REIT") under the Code. Accordingly, the REIT was not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT was allowed to retain capital gains from the sale of real estate and pay income taxes on that gain. In January, 2006, the REIT paid $546,917 in income taxes from the sale of real estate during 2005. As of January 1, 2006, BMSBLC merged with and into LMOD and no longer qualifies as a REIT.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, deferred revenue, net operating losses, capitalization requirements of the Code, allowances for doubtful accounts and obsolete inventory, and other carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Shipping and Handling Costs
Shipping and handling fees charged to customers have been included in net sales. Shipping and handling costs incurred by the Company have been included in cost of goods sold.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $381,289 and $466,425 for the years ended December 31, 2007 and December 31, 2006, respectively.

Earnings Per Common Share
Earnings (loss) per common share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per common share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. At December 31, 2007, all dilutive securities are excluded because their effect is anti-dilutive due to the net loss.

Fair Value of Financial Instruments
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes
In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,*" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 were adopted by the Company on January 1, 2007. See Note 18 for further disclosure.

Establishing Standards on Measuring Fair Value
In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157 "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this statement beginning in 2008. Management believes the adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued SFAS No. 158 "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The provisions of SFAS No. 158 were adopted by the Company on January 1, 2007. Since the Company does not have any defined benefit plan or other postretirement plans, SFAS No. 158 did not have an impact on the Company's consolidated financial statements.

Quantifying Financial Statement Misstatements
In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Fair Value Option
In February 2007, the FASB issued SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on January 1, 2008. Early adoption is permitted provided the entity also elects to apply the provisions of SFAS No. 157 *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's consolidated financial statements.

Noncontrolling Interests
In December 2007, the FASB issued SFAS No. 160 *"Noncontrolling Interests in Consolidated Financial Statements,"* an amendment of ARB No. 51, ("SFAS No. 160"). This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also required expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. The Company is required to adopt SFAS No. 160 on January 1, 2009. Management of the Company is currently evaluating the potential impact of SFAS No. 160 on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities
In March, 2008, the FASB issued SFAS No. 161, *"Disclosure about Derivative Instruments and Hedging Activities,"* an amendment of FASB Statement No. 133, ("SFAS No. 161"). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. Management of the Company is currently evaluating the potential impact of SFAS No. 161 on the Company's consolidated financial statements.

Reclassifications
Certain 2006 amounts have been reclassified to conform with the 2007 presentation. The reclassifications have no effect on reported amounts of net (loss) income or equity.

NOTE 2 – Going Concern; Liquidity and Capital Resources

As noted above, the consumer products business segment has incurred net losses and negative cash flows from operating activities over the past five years and the Company has an accumulated deficit of $7.15 million at December 31, 2007. The Company anticipates generating losses for the next twelve months. The Company's financial condition may also make it more difficult for the Company to market its products to new and existing customers. Based on the Company's financial performance and its current financial condition, the Company's audit report contains an explanatory paragraph for going concern uncertainty, pursuant to which the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

NOTE 2 – Going Concern; Liquidity and Capital Resources (continued)

The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. Management anticipates, based on current projections and absent any adverse factors outside the control of the Company, that the cash that will be generated from additional asset sales and existing operations together with existing cash balances and other potential sources of financing, such as the loan agreements that the Company entered into during 2007 providing for $1.75 million of funding (See Note 11), may be sufficient to provide the necessary cash to meet operating and working capital requirements through December 31, 2008. However, the Company anticipates that it will not have sufficient funds to redeem its preferred stock by July 1, 2008. The Company is actively pursuing various alternatives to address all of its financial obligations, including the redemption of preferred stock, which could include a financing transaction, a disposition of assets, a recapitalization of the Company, or a strategic business combination. However, there can be no assurance that the Company will be able to generate enough revenue and/or effect a transaction to address its financial obligations.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of the preferred stock.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed by July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1, 2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed, the Company has suffered recurring losses from operations and operating cash outflows that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – Related Party Transactions

Pursuant to a Loan and Real Estate Services Agreement (the "Loan Services Agreement"), which was terminated effective June 30, 2006, InvestorsBank (the "Bank") administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006. Certain officers or directors of the Bank were former officers or directors of the Company. The Bank received a monthly fee equal to (a) 1/12 of 0.25% multiplied by the total outstanding principal balance of loans under management, (b) 1/12 of 0.25% multiplied by the total cost of all of the properties originally acquired by BMSBLC from Bando McGlocklin Real Estate Investment Corporation (the "Bando Investment Properties") and (c) 6% of the rents from the real estate portfolio other than the Bando Investment Properties. For the year ended December 31, 2006, management fees totaled $45,139. In addition, Ms. Hauke, Chief Financial Officer of the Bank, was required to provide between January 1, 2006, and June 30, 2006, a maximum of 140 hours of accounting services under the Loan Services Agreement for an aggregate fee of $17,500. Also under the Loan Services Agreement, LMOD paid the Bank a fee of $19,554 for rent, real estate taxes, and building related and overhead expenses, which is included in other operating expenses during the year ended December 31, 2006. No additional fees were paid under the Loan Services Agreement. During the year ended December 31, 2006, the Bank paid the Company $34,633 for fully depreciated financial services furniture and fixtures which the Bank retained at the termination of the Loan Services Agreement. The purchase price of the furniture and fixtures was determined based on an estimate of fair value provided by a third party. (Also See Note 5.)

NOTE 4 – Concentrations

The consumer products business segment's customers are not concentrated in any specific geographic region. For the year ended December 31, 2007, the consumer products business segment had two customers that accounted for $5.05 million or 40%, of the segment's net sales. At December 31, 2007, these customers accounted for 22% of the consumer products business segment's outstanding accounts receivable. For the year ended December 31, 2006, one customer accounted for $2.39 million or 20%, of the segment's net sales. At December 31, 2006, this customer accounted for 12% of the consumer products business segment's outstanding accounts receivable. The Company establishes an allowance for doubtful accounts based upon the factors surrounding the credit risk of specific customers, historical trends and other information. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

The consumer products business segment imports substantially all finished goods inventory from two suppliers in China.

Approximately 29% of LMOD's labor force is subject to a collective bargaining agreement which has an expiration date of April 30, 2009.

NOTE 5 – Loans Held for Investment and Loans Held for Sale

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of its loans and loan participations (previously owned by BMSBLC) to the Bank. The purchase price for the sale of the loans and loan participations was the total of the outstanding principal balance of all such loans and loan participations, plus accrued interest. During the year ended December 31, 2006, the Bank purchased $15.58 million of loans and loan participations under the asset purchase agreement. In addition, outside of the asset purchase agreement, the Bank purchased an additional $4.16 million of loans and loan participations under the same terms.

NOTE 5 – Loans Held for Investment and Loans Held for Sale (continued)

At December 31, 2007, LMOD's gross loan portfolio consisted of three loans totaling $209,563, one in the amount of $41,775, which is in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. One loan totaling $186,187, which was in foreclosure proceedings, was charged off against the loan loss reserve in the second quarter of 2007, leaving $63,813 in the loan loss reserve. No interest income was accrued or received on these non-accrual loans during the years ended December 31, 2007 and 2006. Management believes that the collateral for these loans is sufficient to repay the $145,750 in outstanding loan balances, although this assessment is subjective and subject to significant judgment.

NOTE 6 – Loans Sold with Repurchase Options

The Company did not sell any loans with repurchase options to third parties during the years ended December 31, 2007 and 2006. As of December 31, 2005, the balance of loan participations sold with repurchase options was $135,254. These loan participations were repurchased in the first quarter of 2006.

NOTE 7 – Inventory

Inventory consisted of the following at December 31:

	2007	2006
Raw materials	$ 200,093	$ 296,397
Finished goods	5,117,021	3,909,150
	5,317,114	4,205,547
Allowance for obsolete and excess inventory	(480,862)	(482,847)
	$ 4,836,252	$ 3,722,700

NOTE 8 – Leased Properties

At December 31, 2007 and 2006, LMOD's real estate portfolio consisted of one commercial property located in Oconomowoc, Wisconsin. The carrying cost of the property is summarized in the following table.

Leased Properties, Listed for Sale or Under Contract to be Sold

	2007	2006
Land	$ 107,800	$ 107,800
Buildings	1,571,178	1,571,178
Total	1,678,978	1,678,978
Less: accumulated depreciation	(286,466)	(265,190)
Net	$ 1,392,512	$ 1,413,788

Depreciation expense on leased properties was $21,276, and $138,714 for the years ended December 31, 2007 and December 31, 2006, respectively.

NOTE 8 – Leased Properties (continued)

At the present time, the Oconomowoc building is listed for sale for $2.0 million. The property was fully leased until July 15, 2007. A portion of the building's warehouse space is presently leased to a new tenant under a month-to-month lease for $1,100 per month.

NOTE 9 – Property and Equipment

The major categories of property and equipment at December 31 are summarized as follows:

	Useful Lives	2007	2006
Consumer Products:			
Land	N/A	$ 173,590	$ 697,890
Buildings	40 yrs.	1,828,553	5,237,164
Machinery and equipment	3-5 yrs.	1,335,733	1,363,203
Furniture and fixtures	7 yrs.	2,075,343	1,947,722
Total		5,413,219	9,245,979
Less: accumulated depreciation		(3,557,230)	(3,853,320)
Net		$ 1,855,989	$ 5,392,659

Depreciation expense for the consumer products business segment was $472,485 and $716,110 for the years ended December 31, 2007 and December 31, 2006, respectively. In the year ended December 31, 2006, InvestorsBank paid the Company $34,633 for fully depreciated financial services furniture and fixtures which the Bank retained at the termination of the Loan Services Agreement.

On August 1, 2007, LPI sold the commercial building in Hartland, Wisconsin, in which the Company was headquartered resulting in net proceeds of $4.02 million and a gain of approximately $600,000. From August 1, 2007 to December 31, 2007, the Company rented space in the Hartland building. As of January 1, 2008, the Company relocated its headquarters to Waukesha, Wisconsin, in rented space. (See Note 13.)

NOTE 10 – Goodwill

The goodwill associated with the acquisition of the consumer doll business segment of LMOD amounted to $619,753. The unamortized amount and carrying value of goodwill at December 31, 2005 was $506,145. During the fourth quarter of 2006, after reviewing the operating results of the business for the year ended December 31, 2006, and projected future results, management concluded that the carrying value of goodwill was impaired and $506,145 was charged to operations in 2006. Based on the consumer products business segment's losses from 2003 through 2006, and based on management's evaluation of fair value of the consumer products business segments assets and upon the present value of future expected cash flows; management concluded that at December 31, 2006, that there was no longer any value associated with the goodwill.

NOTE 11 – Short-Term Borrowings

On July 27, 2007, LPI and LMOD, as co-borrowers, entered into a loan agreement with Town Bank, Hartland, Wisconsin, providing for a line of credit of $750,000 bearing interest at 2.75% over the thirty day London Interbank Offered Rate ("LIBOR") rate. The note is payable upon demand and is collateralized by receivables and inventory of LPI and LMOD and is guaranteed by the Parent. The amount available under the line of credit has been reduced by a $100,000 outstanding letter of credit. There was no outstanding principal balance on the line of credit at December 31, 2007. During the third quarter of 2007, the consumer products business segment recorded interest expense of $5,876 related to the line of credit. The interest rate on the line of credit was 8% as of December 31, 2007. (See Note 13.)

On October 1, 2007, the Company entered into a loan agreement with Town Bank, Hartland, Wisconsin, providing for a term note of $1,000,000 bearing interest at 2.75% over the thirty day LIBOR rate. The note is payable on October 1, 2008, and is collateralized by the building located in Oconomowoc, Wisconsin. There was no outstanding principal balance on the note at December 31, 2007. The interest rate on the note was 8% as of December 31, 2007. The loan agreement contains provisions requiring the Company to maintain compliance with certain covenants. As of December 31, 2007, the Company was in compliance with all covenants.

NOTE 12 – Long-Term Debt

As of December 31, 2007 and December 31, 2006, the Company did not have any long-term debt.

The financial services business segment had a term note with the State of Wisconsin Investment Board ("SWIB") which had a fixed rate of interest of 6.98% per year through its maturity on June 1, 2013. In February, 2006 the note was paid in full with proceeds from the bank line of credit. The prepayment of the note resulted in a prepayment penalty of $289,034, which was expensed in 2006 as a loss on the early extinguishment of indebtedness.

NOTE 13 – Operating Leases

As of January 1, 2008, the Parent and LPI relocated to rented space in Waukesha, Wisconsin. The rented space has approximately 3,500 square feet of office space and approximately 36,000 square feet of warehouse space. The lease commenced January 1, 2008, and expires February 28, 2013. In order to obtain the lease, a security deposit in the form of a letter of credit in the amount of $100,000 was required which is in effect until February 28, 2013. The letter of credit effectively reduces the line of credit available from $750,000 to $650,000 (See Note 11.)

As of December 31, 2007, LMOD leased 7,400 square feet of office space in Columbus, Ohio, and retail space in the Polaris Fashion Mall in Columbus, Ohio, from third parties. Prior to August, 2006, LMOD leased a 44,100 square foot warehouse facility in Columbus, Ohio, and prior to May 1, 2006, LMOD leased 18,800 square feet of office space in Westerville, Ohio. These leases were classified as operating leases and lease expense was approximately $200,000 and $360,000 in 2007 and 2006.

NOTE 13 – Operating Leases (continued)

At December 31, 2007, the future minimum lease payments for each of the remaining years are as follows:

2008	$ 332,105
2009	195,751
2010	192,267
2011	212,935
2012	211,495
2013	35,421
	$ 1,179,974

NOTE 14 – Commitments and Contingencies

As of the date of this filing, neither the Parent nor any of its subsidiaries is a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material effect on the Company's consolidated financial statements.

As of November 12, 2003, the Company extended a guarantee to a supplier of LMOD in which the Company has agreed to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee will not exceed $600,000; however, the amount of the guarantee is unlimited and the amount of the obligation could increase in the future. As of December 31, 2007, the supplier did not have any outstanding balance with LMOD.

NOTE 15 – Mandatory Redeemable Preferred Stock

The Company issued 690,000 shares of Adjustable Rate Cumulative Preferred Stock, Series A, in a public offering dated October 13, 1993, at $25 per share less an underwriting discount of $1.0625 per share and other issuance costs amounting to $295,221. The preferred stock is redeemable, in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2006, to June 30, 2008, at $25 per share plus accrued and unpaid dividends. Any shares of preferred stock not redeemed prior to July 1, 2008, are subject to mandatory redemption on that date by the Company at a price of $25 plus accrued dividends. Dividends on the preferred stock are paid quarterly at an annual rate of 5.37% for the dividend period commencing July 1, 2003, and ending June 30, 2008.

The Company is required to redeem $9.39 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. In accordance with Section 180.0640 of the Wisconsin Business Corporation Law, the Company may not redeem shares of preferred stock if, after giving effect to the redemption, either of the following would occur: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the redemption, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those of the holders of the preferred stock. The Company anticipates that it will not have sufficient funds to redeem the preferred stock by July 1, 2008.

NOTE 15 – Mandatory Redeemable Preferred Stock (continued)

The preferred stock has been classified as a liability in accordance with SFAS No. 150 because the shares are subject to mandatory redemption on a fixed date and at a fixed amount. Dividends on the preferred stock are classified as interest expense in the accompanying statements of operations.

The Company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if the consumer products business segment can generate sufficient earnings (the consumer products business segment has realized losses from operations for the last five years) and/or is able to raise funds from other sources. If the preferred stock is not redeemed on July 1, 2008, then the Company is obligated to redeem the preferred stock as soon as it has legally available funds for the redemption, and dividends continue to accrue and be payable following the failure to redeem at the interest rate applicable prior to July 1, 2008 (5.37%). The holders of preferred stock have the right to elect a majority of the Board of Directors if at any time accumulated dividends equal to at least two full years' dividends are due and unpaid. Management believes based on its review of the documents and discussions with lenders, that failure to redeem the preferred stock on July 1, 2008, will not be an event of default under the loan agreements that the Company entered into during 2007. Nonetheless, if the Company is unable to redeem the preferred stock, the Company's business, financial condition and results of operations could be materially affected.

In August, 2007, the Company commenced a tender offer to redeem up to 300,000 shares of preferred stock at a price of $14.00 per share. Shareholders tendered 38,827 shares of preferred stock which the Company redeemed in September 2007. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended September 30, 2007.

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

Mandatorily redeemable preferred stock consisted of the following as of December 31, 2007 and 2006:

	12/31/2007	12/31/2006
Redeemable Preferred stock, 1 cent par value, $25 carrying value, 3,000,000 shares authorized, 690,000 shares issued, 375,790 and 414,617 shares outstanding and 314,210 and 275,383 shares redeemed as of December 31, 2007 and 2006, respectively	$ 9,394,750	$ 10,365,425

NOTE 15 – Mandatory Redeemable Preferred Stock (continued)

The following table provides detail regarding the gain on the redemption of 38,827 shares of preferred stock in September of 2007.

	12/31/2007
Payment for the redemption of 38,827 shares of preferred stock	$ (543,578)
Carrying value of shares at redemption date ($25 per share)	970,675
Accrued third quarter dividends on shares redeemed	11,583
Expenses incurred in connection with redemption	(68,641)
Gain on redemption of preferred stock	$ 370,039

The following table provides detail regarding the gain on the redemption of 259,574 shares of preferred stock in December of 2006.

	12/31/2006
Payment for the redemption of 259,574 shares of preferred stock	$ (4,218,077)
Carrying value of shares at redemption date ($25 per share)	6,489,350
Accrued fourth quarter dividends on shares redeemed	75,878
Expenses incurred in connection with redemption	(79,048)
Gain on redemption of preferred stock	$ 2,268,103

NOTE 16 – Retirement Plans

LPI and LMOD have 401(k) contribution plans for eligible employees. Employer matching contributions to the plans were $19,434 and $17,548 for the years ended December 31, 2007 and December 31, 2006, respectively.

NOTE 17 – Stockholders' Equity

In December, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R which requires compensation costs related to share-based payment transactions to be recognized in financial statements. SFAS No. 123R replaced SFAS No. 123 "*Accounting for Stock Based Compensation*" and supersedes Accounting Principles Board (APB) Opinion No. 25, "*Accounting for Stock Issued to Employees*", which generally resulted in no compensation expense being recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

On January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective method. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the consolidated statement of earnings based on fair value. The amount of compensation expense is determined based on the fair value of the options when granted and is expensed over the required service period, which is normally the vesting period of the options. SFAS No. 123R applies to awards granted or modified after January 1, 2006, and any unvested awards outstanding at December 31, 2005. Consequently, compensation expense is recorded for prior option grants that vest on or after January 1, 2006, the date of adoption. The Company has elected to use the Black-Scholes option pricing model and the straight-line method of amortization expense over the requisite service period of the grant.

NOTE 17 – Stockholders' Equity (continued)

At December 31, 2007, the Company had a stock-based employee compensation plan, the 2003 Stock Option Plan. Prior to the adoption of SFAS No. 123R, the Company accounted for plans under the recognition and measurement principles of APB Opinion No. 25 which resulted in no compensation expense being recorded. Under SFAS No. 123R, stock based compensation of $14,983 was recognized in the year ended December 31, 2007, and $2,944 was recognized in the year ended December 31, 2006.

On April 5, 2007, the Board's Compensation Committee awarded Messrs. Kenneth J. Werner, Jr. (President of LMOD and LPI) and Craig R. Bald (Vice President of Finance of Parent) restricted shares of the Company's common stock, 6-2/3 cents par value and nonqualified stock options. The nonqualified stock options were granted under the 2003 Stock Option Plan. Mr. Werner was granted 50,000 restricted shares of common stock and Mr. Bald was granted 25,000 restricted shares of common stock. Mr. Werner was granted an option to purchase 100,000 shares of common stock and Mr. Bald was granted an option to purchase 50,000 shares of common stock. The option price was $0.33 per share, which represents the closing sale price of a share of common stock on the grant date (the fair market value). The shares of restricted stock vest ratably over a three year period from the date of grant, based upon continued service as an employee, or earlier in the event of death or disability or change of control. Prior to vesting, Messrs. Werner and Bald are entitled to receive dividends on the shares of restricted stock (dividends paid in shares of common stock are subject to the same risk of forfeiture and restrictions on transferability as the restricted shares) and to exercise voting rights. All of the options vest ratably over a four year period from the date of grant, and expire ten years from the date of grant.

At December 31, 2007, the 2003 Stock Option Plan had outstanding options to purchase 40,900 shares at an exercise price of $4.72 per share, of which options to purchase 32,720 shares were exercisable, and outstanding options to purchase 150,000 shares at an exercise price of $0.33 per share, which were not exercisable

At the shareholder meeting on June 5, 2007, the shareholders approved the adoption of the 2007 Non-Employee Director Stock Plan. The plan makes available 200,000 shares of common stock for the payment of director fees in shares of common stock. The plan also allows directors to elect to receive shares of common stock in lieu of cash fees. Any shares issued under a director's election to receive shares of common stock in lieu of cash fees, would not reduce the 200,000 share amount discussed above. Under the plan, the exercise prices for stock options may not be less than the fair market value of the optioned stock at the date of grant. On January 31, 2008, one director received 22,222 shares of common stock for payment of director fees.

Under the 2003 Stock Option Plan, the exercise prices for stock options may not be less than the fair market value of the optioned stock at the date of grant. The exercise price of all options granted was equal to the market value of the stock on the date of the grant. Options may be exercised based on the vesting schedule outlined in the agreement. Options granted under the Plan are considered "non-qualified stock options" as defined the Code. All options must be exercised within ten years of the date of grant.

NOTE 17 – Stockholders' Equity (continued)

Activity is summarized in the following table:

	2007		2006	
	Shares	Weighted Average Price	Shares	Weighted Average Price
OUTSTANDING - Beginning of Year	40,900	$ 4.72	244,345	$ 9.30
Options				
Granted	150,000	0.33	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	(203,445)	10.22
OUTSTANDING - End of Year	190,900	$ 1.27	40,900	$ 4.72
Exercisable at year end	32,720	$ 4.72	24,540	$ 4.72
Available for future grant at year end	59,100		209,100	
Total reserved shares	250,000		250,000	

Weighted Average Remaining Contractual Life - 8.38 years

The weighted average fair value at date of grant for options granted during 2007 was $0.33. The fair value of options, at date of grant, for options granted in 2007 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007
Expected life (years)	10 years
Risk-free interest rate	4.50%
Expected volatility	70.0%
Expected dividend yield	7%

All outstanding options to purchase shares of common stock for the years ended December 31, 2007 and 2006, respectively, were excluded from the loss per common share calculations as they were non-dilutive.

NOTE 18 – Income Taxes

As discussed previously, as of January 1, 2006, BMSBLC merged with and into LMOD and on January 1, 2006, no longer qualified as a REIT. Therefore, for the year ending December 31, 2007, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Code. The Company intends to file a consolidated federal income tax return for the year ended December 31, 2007, and filed a consolidated federal income tax return for the year ended December 31, 2006.

The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's consolidated financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax assets will not be realized in the foreseeable future.

NOTE 18 – Income Taxes (continued)

There were no income tax benefits recognized for the years ended December 31, 2007 and December 31, 2006, due to changes in the valuation allowance. There were no unrecognized tax benefits for the years ended December 31, 2007 and December 31, 2006, due to the Company's net losses. No interest or penalties relating to income taxes are included in these financial statements.

A reconciliation of the federal statutory income tax rate to the effective income tax rate for the Company is as follows:

	2007	2006
Federal income taxes at statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(3.2)	(3.3)
Other	0.0	0.1
Benefit of current year federal and state net operating loss carryforwards and other deferred income tax assets not recognized	37.2	37.2
Effective income tax rate before changes in valuation allowance	0%	0%

Temporary differences that give rise to deferred income tax assets and liabilities consisted of the following as of December 31:

	2007	2006
Deferred income tax assets:		
Accounts receivable and loan loss allowances	$ 96,833	$ 167,973
Inventory allowances	189,940	190,725
Accrued liabilities	374,072	389,882
Federal net operating loss carryforwards	4,763,580	4,188,588
State net operating loss carryforwards	561,060	536,204
Other	87,040	136,001
Total deferred income tax assets	6,072,525	5,609,373
Deferred income tax liabilities:		
Property and equipment depreciation	(226,704)	(82,251)
Other	-	-
Total deferred income tax liabilities	(226,704)	(82,251)
Deferred income tax assets - net	5,845,821	5,527,122
Valuation allowance	(5,845,821)	(5,527,122)
Net deferred income tax assets recognized in the consolidated balance sheets	$ -	$ -

NOTE 18 – Income Taxes (continued)

In evaluating the Company's ability to realize the net deferred income tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and the forecast of future taxable income. In considering this information, the Company is required to make certain assumptions and judgments based on plans and estimates. Any changes in the Company's assumptions and/or estimates may materially impact the consumer products business segment's income tax expense. In the years ended December 31, 2007 and December 31, 2006, the Company provided valuation allowances of $0.32 million and $1.02 million, respectively. A portion of the valuation allowance is a significant component of the reconciliation between the provision for income taxes computed at the Federal statutory rate versus the effective rate.

As of January 1, 2008, the Company is subject to U.S. Federal income tax examinations for the tax years 2004 to 2007. In addition, the Company is subject to state and local income tax examinations for the tax years 2003 to 2007.

As of December 31, 2007, the Company had unused net operating loss carryforwards of approximately $14.0 million available to offset against future federal taxable income and approximately $10.2 million to offset against future state taxable income. The use of the net operating loss carryforwards are subject to limitations. The state net operating loss carryforwards expire at various dates beginning in 2010 and continuing through 2027. The federal carryforwards expire as follows:

	LMOD (prior to 2006)	LPI
2008	$ -	$ 200,000
2010	$ -	$ 600,000
2011	$ -	$ 500,000
2012	$ -	$ 800,000
2018	$ -	$ 400,000
2019	$ -	$ 200,000
2023	$ 3,600,000	$ -
2024	$ 1,800,000	$ -
2025	$ 1,400,000	$ -
2026	$ 2,800,000	$ -
2027	$ 1,700,000	$ -

Financial Services:

Prior to January 1, 2006, the Parent and its subsidiary, BMSBLC, qualified as a REIT under the Code. Accordingly, the REIT was not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT was allowed to retain capital gains from the sale of real estate and pay income tax on that gain. In January, 2006, the REIT paid $546,917 in accrued income taxes from the sale of leased properties during 2005.

NOTE 19 – Dividends

For the years ended December 31, 2007 and December 31, 2006, the Company's Board of Directors did not declare any common stock dividends.

NOTE 20 – Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, loans receivable, short-term borrowings, and accounts payable whose carrying values approximate fair value.

The estimated carrying values and fair values of the Company's redeemable preferred stock at December 31, 2007 and December 31, 2006 are as follows:

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Redeemable preferred stock	$ 9,394,750	$ 5,355,008	$ 10,365,425	$ 6,426,564

The estimated fair value of the redeemable preferred stock was based on quoted market prices.

NOTE 21 – Pro Forma Financial Information

The following table presents the unaudited pro forma results of operations of the Company for the year ended December 31, 2006 assuming that the loan sales and leased property dispositions which occurred during 2006 had occurred on January 1, 2006.

The pro forma financial information gives effect to all of the following transactions as if they had occurred on January 1, 2006.

The sale of loans and loan participations to the Bank on various dates during the year ended December 31, 2006 for the aggregate purchase price of $15.58 million, plus accrued interest, pursuant to an asset purchase agreement entered into by LMOD and the Bank.

The sale of six additional loans to the Bank, outside of the asset purchase agreement, for the aggregate purchase price of $4.16 million, plus accrued interest.

The sale of nine leased properties and two vacant properties to various unrelated parties which resulted in a gain of $2.24 million. The net book value of the properties at the time of the sales was $11.77 million. The pro forma condensed consolidated statement of operations for the year ended December 31, 2006, excludes the gain on the sale of the properties.

The reduction of indebtedness under the Company's revolving line of credit agreement, in the amount of $22.82 million, the payoff of the notes payable to SWIB in full, in the amount of $5.14 million, and the redemption of 259,754 shares of preferred stock with a carrying amount at redemption of $4.22 million, with proceeds from the sales of the Financial Services Assets. The prepayment of the notes payable to SWIB required a prepayment penalty of $289,034 which has been excluded from the December 31, 2006 pro forma financial information.

NOTE 21 – Pro Forma Financial Information (continued)

The pro forma financial information adjusts the Company's historical results of operations for the transactions listed above. The pro forma financial information should be read in conjunction with the Company's historical financial information, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the transactions occurred as of January 1, 2006. For purposes of presenting the pro forma information, income taxes have been excluded as no income tax was due on the 2006 transactions.

	Year Ended 12/31/2006 Historical	Pro Forma Adjustments	Year Ended 12/31/2006 Pro Forma
Consumer products segment's net loss	$ (3,411,361)	$ -	$ (3,411,361)
Financial services segment's total revenues	3,446,730	(3,089,202)	357,528
Financial services segment's total expenses	(1,785,700)	928,891	(856,809)
Financial services segment's net income (loss)	1,661,030	(2,160,311)	(499,281)
Total Company net loss	(1,750,331)	(2,160,311)	(3,910,642)
Preferred stock dividends	(893,860)	337,237	(556,623)
Gain on redemption of preferred stock	2,268,103	(2,268,103)	-
Net loss applicable to common shareholders	$ (376,088)	$ (4,091,177)	$ (4,467,265)
Basic and diluted loss per common share	$ (0.10)	$ (1.10)	$ (1.20)
Weighted average shares outstanding	3,727,589	3,727,589	3,727,589

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31,	
	2007	2006
ASSETS		
Cash and cash equivalents	$ 96,356	$ 1,690,304
Investment in and advances to subsidiaries	12,347,623	13,206,441
Other assets	26,542	43,210
TOTAL ASSETS	$ 12,470,521	$ 14,939,955
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Other liabilities	$ 36,877	$ 54,860
Preferred shares subject to mandatory redemption	9,394,750	10,365,425
Total Liabilities	9,431,627	10,420,285
SHAREHOLDERS' EQUITY	3,038,894	4,519,670
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,470,521	$ 14,939,955

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2007	2006
REVENUES		
Equity in loss of subsidiaries	$ (643,818)	$ (1,765,708)
Other income	30,087	48,165
Total Income	(613,731)	(1,717,543)
EXPENSES		
Other operating expenses	709,923	32,788
Net loss before other income (expense)	(1,323,654)	(1,750,331)
OTHER INCOME (EXPENSE)		
Gain on redemption of preferred stock, net of accrued interest and expenses	370,039	2,268,103
Interest expense related to preferred stock	(542,144)	(893,860)
Total other income (expense)	(172,105)	1,374,243
NET LOSS	$ (1,495,759)	$ (376,088)

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,323,654)	$ (1,750,331)
Adjustments to reconcile net income available to common shareholders to net cash flows from operating activities		
Stock-based compensation expense	14,983	2,944
Equity in subsidiaries' earnings	643,818	1,765,708
Dividends from subsidiary	565,000	8,605,000
Net change in		
Other assets	16,668	(42,410)
Other liabilities	(17,983)	40,960
Net Cash Flows from Operating Activities	(101,168)	8,621,871
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to subsidiaries	(350,000)	(1,850,000)
Net Cash Flows used in Investing Activities	(350,000)	(1,850,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment for redemption of preferred stock, including expenses	(612,219)	(4,297,125)
Preferred stock dividend paid	(530,561)	(817,982)
Net Cash Flows used in Financing Activities	(1,142,780)	(5,115,107)
Net Change in Cash and Cash Equivalents	(1,593,948)	1,656,764
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,690,304	33,540
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 96,356	$ 1,690,304

Schedule I
Condensed Financial Information of Small Business Issuer
(Refer to footnote 22 of the consolidated financial statements)

Schedule II
Valuation and Qualifying Accounts

Changes in the reserves deducted from assets in the consolidated balance sheets for each of the two years in the period ended December 31, 2007, are as follows:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for loan losses:				
Year ended:				
December 31, 2007	$ 250,000	-	(186,187)	$ 63,813
December 31, 2006	$ -	250,000	-	$ 250,000
Allowance for doubtful accounts:				
Year ended:				
December 31, 2007	$ 175,248	119,427	(113,342)	$ 181,333
December 31, 2006	$ 155,000	36,512	(16,264)	$ 175,248
Allowance for obsolete and excess inventory:				
Year ended:				
December 31, 2007	$ 482,847	55,449	(57,434)	$ 480,862
December 31, 2006	$ 451,330	119,472	(87,955)	$ 482,847
Deferred income taxes valuation allowance:				
Year ended:				
December 31, 2007	$ 5,527,122	318,699	-	$ 5,845,821
December 31, 2006	$ 4,506,792	1,020,330	-	$ 5,527,122

Schedule IV
Mortgage Loans on Real Estate

Description		Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages as of 12/31/2007	Principal amount of loans subject to delinquent Principal or Interest
Commercial Second Mortgage		8.00%	Demand	N/A	N/A	N/A	41,775	$ 41,775
All others	(1)	N/A	N/A	N/A	N/A	N/A	103,975	$ 167,788
Total loans							$ 145,750	

(1) This category includes all non-mortgage loans on the balance sheet.

	For the Years Ended December 31, 2007	2006
Loans, beginning of period	$ 463,575	$ 23,789,621
Additions during the period		
Loans made	-	-
Write-off	(186,187)	-
Deductions during period		
Principal collected on loans	(67,825)	(23,326,046)
Loans, end of period	209,563	463,575
Allowance for loan losses	(63,813)	(250,000)
Net loans, end of period	$ 145,750	$ 213,575

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

Evaluation of the Company's Disclosure Controls and Internal Controls.

As of the end of the period covered by this annual report (the "Report"), the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal control over financial reporting" ("Internal Controls"). This evaluation (the "Controls Evaluation") was done under the supervision and with the participation of management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Rules adopted by the Securities and Exchange Commission ("SEC") require that in this section of the Report, the Company present the conclusions of the CEO and the CFO about the effectiveness of the Disclosure Controls and Internal Controls based on and as of the date of the Controls Evaluation.

CEO and CFO Certifications.

Attached as exhibits to this Report are two separate forms of "Certifications" of the CEO and the CFO. The first form of Certification is required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certification"). This section of the Report is the information concerning the Controls Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Disclosure Controls and Internal Controls.

Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934 (the "Exchange Act"), such as this Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) the Company's transactions are properly authorized; (2) the Company's assets are safeguarded against unauthorized or improper use; and (3) the Company's transactions are properly recorded and reported, all to permit the preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States. The Company's management is responsible for establishing and maintaining adequate Internal Controls.

Limitations on the Effectiveness of Controls.

The Company's management, including the CEO and CFO, does not expect that its Disclosure Controls or its Internal Controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; overtime, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation.

The CFO/CEO evaluation of the Company's Disclosure Controls and the Company's Internal Controls included a review of the controls objectives and design, the controls implementation by the Company and the effect of the controls on the information generated for use in this Report. Although the CEO/CFO evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission did not consist of a full-scale application of such framework, the Company's CEO and CFO have concluded that notwithstanding the foregoing, the Company's internal controls over financial reporting are not effective. This is based on the Company's limited number of employees and resources, the close involvement of management in day-to-day operations of the Company's business and the relative non-complexity of the Company's operations and related financial reporting. In the course of the Controls Evaluation, the CEO and CFO sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation is to be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in the Company's quarterly reports on Form 10-QSB and annual report on Form 10-KSB. The Company's Internal Controls are also evaluated on an ongoing basis by the Company. The overall goals of these various evaluation activities are to monitor the Company's Disclosure Controls and the Company's Internal Controls and to make modifications as necessary; the Company's intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (reflecting improvements and corrections) as conditions warrant.

Among other matters, the Company sought in its evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's Internal Controls. This information was important both for the Controls Evaluation generally and because Item 5 in the Section 302 Certifications of the CEO and CFO requires that the CEO and CFO disclose that information to the Audit Committee of the Company's Board of Directors and to the Company's independent auditors and report on related matters in this section of the Report. In the professional auditing literature, "significant deficiencies" are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, the Company considered what revision, improvement and/or correction to make in accordance with the on-going procedures. A material weakness in the Company's disclosure controls and procedures existed as of December 31, 2007, due to the Company's limited number of employees. This material weakness consisted primarily of inadequate staffing that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, the Company's size and financial resources prevent it from being able to employ sufficient resources to enable it to have adequate segregation of duties within its internal control system. The Company's management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company's management and Audit Committee were notified by Virchow, Krause & Company, LLP ("Virchow Krause"), the Company's independent registered public accounting firm, that during the course of their audit of the Company's consolidated financial statements for 2007 they identified deficiencies in Internal Controls. Virchow Krause indicated that it is their belief that the combination of the deficiencies constitutes a material weakness. Due to the size of the Company and the limited number of persons involved in the accounting functions, the Company does not have a proper segregation of duties and the possibility of management override of controls exists. In addition, the magnitude of a material error is very low given the quantitative values of income, equity and total assets. This fact makes it very difficult to detect a material error through monitoring controls. The Company somewhat mitigates the risk of misstatement through certain of its entity-wide controls including the President's review of the financial statements, and the audit committee's review and approval of its regulatory filings. However, we believe that the risk of material misstatement caused by the lack of segregation of duties can only be mitigated by very strong monitoring level controls conducted by someone outside management and the audit committee. As a result, we believe that this deficiency constitutes a material weakness in internal control. Due to the size of the Company, its current operating results and liquidity, and the fact that the President and Chief Financial Officers must fulfill multiple functional roles within the Company, they have limited time to keep abreast of changes in SEC regulation and Generally Accepted Accounting Principles. These regulations and principles are changing frequently. Having the requisite knowledge requires regular training, and studying of rules, regulations and changes in accounting literature. This condition could result in a lack of disclosure or a financial misstatement (referred to as a reporting issue). The Company mitigates the likelihood of reporting issues occurring through (a) significant reliance upon third parties including consultants, accountants and attorneys and, (b) reading of the periodic regulatory filings by the audit committee. In addition, the Company's accounting transactions and reporting are not significantly complex such that the risk of a reporting issue is extremely high. This reliance mitigates the likelihood of a material misstatement, however, we believe this condition constitutes a significant deficiency in internal control.

Conclusions.

Disclosure Controls

Based upon the Controls Evaluation, the Company's CEO and CFO have concluded that the Company's Disclosure Controls were effective as of December 31, 2007, to ensure that the information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and then accumulated and communicated to Company management, including the CEO and CFO, as appropriate, to make timely decisions regarding required disclosures.

Internal Controls

Based upon the Controls Evaluation, the Company's CEO and CFO have concluded that because of the material weaknesses discussed above, the Company's Internal Controls were not effective as of December 31, 2007. However, they concluded that this Internal Controls material weakness did not impact the quality of the financial information in this Annual Report on Form 10-KSB and that the consolidated financial statements included in this Annual Report on Form 10-KSB fairly state, in all material respects, the Company's financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

This Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Report.

Based on an evaluation performed by the Company's management, with the participation of the CEO and CFO, except as identified above, there were no changes in the Company's Internal Controls identified in such evaluation that occurred during the quarter ended December 31, 2007 that have materially affected, or are likely to materially affect, the Company's Internal Controls.

Item 8B. Other Information

None.

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act

The information called for by Item 401 of Regulation S-B with respect to the directors of the small business issuer and by Item 405 of Regulation S-B is incorporated herein by reference from the small business issuer's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2007 (the "Proxy Statement") under the headings "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance".

The information concerning the audit committee financial expert and the identification of the audit committee members required pursuant to Items 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "The Board of Directors and Its Committees".

The Company has adopted a Financial Officers Code of Ethics for its Chief Executive Officer, its Chief Financial Officer and Controller (the "Code of Ethics"). The Company has posted a copy of the Code of Ethics on the Company's website at www.themiddletondollcompany.com. The Company intends to satisfy the disclosure requirement of Item 10 of Form 8-K regarding amendments to, or waivers from the Code of Ethics by posting such information on its website at www.themiddletondollcompany.com.

Item 10. Executive Compensation

The information called for by this Item 10 is incorporated herein by reference from the Proxy Statement under the heading "Executive Compensation"; provided, however, that the subsection entitled "Compensation Committee Report" shall not be deemed to be incorporated by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 201(d) of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "Executive Compensation – Equity Compensation Plan Information" and the information required under Item 403 of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management".

Item 12. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item 12 is incorporated herein by reference from the Proxy Statement under the heading "Related Person Transactions".

Item 13. Exhibits

Reference is made to the separate exhibit index contained on pages 62, 63, 64 and 65 hereof.

Item 14. Principal Accountant Fees and Services

The information called for by this Item 14 is incorporated herein by reference from the Proxy Statement under the heading "Proposal No. 2 – Ratification of Appointment of Independent Auditors".

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the small business issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 31, 2008.

THE MIDDLETON DOLL COMPANY

Salvatore L. Bando,
President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the small business issuer and in the capacities indicated on March 31, 2008.

Salvatore L. Bando
President and Chief Executive Officer, Director

Craig R. Bald
Vice President Finance and Chief Financial Officers
(Principal Financial and Accounting Officer)

Kenneth A. Werner, Jr.
Director

Peter A. Fischer
Director

David A. Geraldson, Sr.
Director

Jeffrey B. Rusinow
Director

Douglas M. Schosser
Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997) (File No. 811-03787).
3.2	Amendment to Articles of Incorporation, changing name to "The Middleton Doll Company" (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001) (File No. 811-03787).
3.3	By-laws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1997) (File No. 811-03787).
3.4	Amendment to By-Laws (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, dated February 15, 2007, as filed with the Securities and Exchange Commission on February 21, 2007) (File No. 033-51406).
4.1	Instruments defining the Rights of Security Holders (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997) (File No. 811-03787).
4.2	Amended and Restated Credit Agreement dated April 30, 1999, by and among Bando McGlocklin Small Business Lending Corporation, Firstar Bank Milwaukee, N.A., as agent, and the Financial Institutions parties thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1999) (File No. 811-03787).
4.3	First Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated February 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000) (File No. 811-03787).
4.4	Second Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated April 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2000) (File No. 811-03787).
4.5	Third Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated June 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2000) (File No. 811-03787).
4.6	Fourth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and Firstar Bank, N.A., as agent for the Lenders, dated June 29, 2001 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2001) (File No. 811-03787).
4.7	Fifth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.), as agent for the Lenders, dated June 28, 2002 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2002) (File No. 811-03787).

4.8	Sixth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.), as agent for the Lenders, dated February 24, 2003 (incorporated by reference to Exhibit 4.8 to the Company's Form 10-K for the year ended December 31, 2002) (File No. 811-03787).
4.9	Seventh Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 27, 2003 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2003) (File No. 033-51406).
4.10	Eighth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 25, 2004 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2004) (File No. 033-51406).
4.11	Ninth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated May 17, 2005 (incorporated by reference to Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 2005) (File No. 033-51406).
4.12	Tenth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A., successor by merger to Firstar Bank Milwaukee, N.A.), as Agent, dated June 24, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, dated June 24, 2005, as filed with the Securities and Exchange Commission on July 22, 2005) (File No. 033-51406).
4.13	Twelfth Amendment to Amended and Restated Credit Agreement among Lee Middleton Original Dolls, Inc. (as successor in interest to Bando McGlocklin Small Business Lending Corporation), the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A., successor by merger to Firstar Bank Milwaukee, N.A.), as Agent, dated June 23, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the quarterly period ended June 30, 2006) (File No. 033-51406).
4.14	Master Note Purchase Agreement dated January 1, 1997, between the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.7 to the Company's Form 10-Q for the quarterly period ended March 31, 1997) (File No. 811-03787).
4.15	First Amendment to Master Note Purchase Agreement dated June 1, 1998, by and among the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1998) (File No. 811-03787).
4.16	Third Amended and Restated Credit Agreement dated June 1, 1998, by and among State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1998) (File No. 811-03787).

10.1*	Bando McGlocklin Capital Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended March 31, 1997) (File No. 811-03787).
10.2*	The Middleton Doll Company 2003 Stock Option Plan (incorporated by reference to Appendix A to the definitive Proxy Statement of The Middleton Doll Company dated April 4, 2003) (File No. 811-03787).
10.3	Second Amended and Restated Management Services and Allocation of Expenses Agreement dated January 1, 2004, by and between InvestorsBank, The Middleton Doll Company, Bando McGlocklin Small Business Lending Corporation and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2004) (File No. 033-51406).
10.4	Loan and Real Estate Services Agreement dated October 14, 2005, by and between InvestorsBank, The Middleton Doll Company, and Bando McGlocklin Small Business Lending Corporation (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2005) (File No. 033-51406).
10.5	Asset Purchase Agreement dated January 4, 2006, by and between InvestorsBank, The Middleton Doll Company, and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 2 to Current Report on Form 8-K, dated January 4, 2006, as filed with the Securities and Exchange Commission on January 10, 2006) (File No. 033-51406).
10.6*	Restated Employment Agreement, dated December 1, 2006, by and among Lee Middleton Original Dolls, Inc., License Products, Inc. and Craig R. Bald (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, dated January 19, 2007, as filed with the Securities and Exchange Commission on January 22, 2007) (File No. 033-51406).
10.7*	Employment Agreement, dated June 20, 2005, by and among The Middleton Doll Company, Lee Middleton Original Dolls, Inc., License Products, Inc. and Kenneth A. Werner (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K, dated October 5, 2006, as filed with the Securities and Exchange Commission on October 5, 2006) (File No. 033-51406).
10.8*	The Middleton Doll Company 2003 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, dated April 5, 2007) (File No. 033-51406).
10.9*	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, dated April 5, 2007) (File No. 033-51406).
10.10*	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, dated April 5, 2007) (File No. 033-51406).
10.11*	The Middleton Doll Company 2007 Non-Employee Director Stock Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-QSB for the quarterly period ended June 30, 2007) (File No. 033-51406).
10.12	Revolving Credit Agreement, dated July 27, 2007, by and among License Products, Inc., Lee Middleton Original Dolls, Inc. and Town Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the quarterly period ended September 30, 2007) (File No. 033-51406).

10.13	Term Credit Agreement, dated October 1, 2007, by and between The Middleton Doll Company and Town Bank (incorporated by reference to Exhibit 10.2 to the Company's Form 10-QSB for the quarterly period ended September 30, 2007) (File No. 033-51406).
10.14	Industrial Lease, dated November 30, 2007 by and between License Products, Inc. and Welsh Pewaukee, LLC (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, dated December 8, 2007) (File No. 033-51406).
11	Statement Regarding Computation of Net Loss Per Share
21	List of subsidiaries of The Middleton Doll Company
31.1	Certification of Chief Executive officer
31.2	Certification of Chief Financial Officer
32.1	Written Statement of the President and Chief Executive Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.
32.2	Written Statement of the President and Chief Financial Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.

* Represents a management compensatory plan or arrangement.

The Middleton Doll Company and Subsidiaries
Computation Of Net Loss Per Common Share

	For the Year Ended December 31,	
	2007	**2006**
Net loss available to common shareholders	$ (1,495,759)	$ (376,088)
Determination of shares:		
Weighted average common shares outstanding (basic)	3,783,274	3,727,589
Assumed conversion of stock options	43,457	-
Weighted average common shares outstanding (diluted)	3,826,731	3,727,589
Basic loss per share	$ (0.40)	$ (0.10)
Diluted losss per share	$ (0.40)	$ (0.10)

Exhibit 21

List of Subsidiaries

The Company has the following subsidiaries, each of which is 100% owned by the Company:

Name of Subsidiary	*Jurisdiction of Incorporation*
Lee Middleton Original Dolls, Inc.	Wisconsin
License Products, Inc. (1)	Wisconsin

(1) Lee Middleton Original Dolls, Inc. owns 100% of the common stock of License Products, Inc.

Exhibit 31.1

I, Salvatore L. Bando, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 31, 2008

Salvatore L. Bando
President and Chief Executive Officer

Exhibit 31.2

I, Craig R. Bald, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 31, 2008

Craig R. Bald
Vice President Finance and
Chief Financial Officer

Exhibit 32.1

Written Statement of the President and Chief Executive Officer
of The Middleton Doll Company
Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned President and Chief Executive Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-KSB of the Company for the period ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

Salvatore L. Bando
President and Chief Executive Officer

Exhibit 32.2

Written Statement of the Vice President - Finance and Chief Financial Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Vice President - Finance and Chief Financial Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-KSB of the Company for the period ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

Craig R. Bald
Vice President Finance and
Chief Financial Officer

END